===============================================================================


                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2003

                        Commission File Number: 001-02413

                        Canadian National Railway Company
                 (Translation of registrant's name into English)

                        935 de la Gauchetiere Street West
                                Montreal, Quebec
                                 Canada H3B 2M9
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

             Form 20-F       X             Form 40-F


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                       Yes                    No  X
                           ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                       Yes                    No  X
                           ---                   ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                    No  X
                           ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                 ---


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


                        Canadian National Railway Company

                                Table of Contents


Item
---

1.   Management Report - U.S. GAAP
2.   Auditors' Report - KPMG Letter for U.S. GAAP
3.   Financial Statements - U.S. GAAP
4.   Management's Discussion and Analysis - US GAAP
5.   Management Report - Canadian GAAP
6.   Auditors' Report - KPMG Letter for Canadian GAAP
7.   Financial Statements - Canadian GAAP
8.   Management's Discussion and Analysis - Canadian GAAP
9. Certificate of CEO Regarding Facts and Circumstances Relating to Exchange Act Filings
10. Certificate of CFO Regarding Facts and Circumstances Relating to Exchange Act Filings

                                                                         ITEM 1


Management Report                                              Auditors' Report


                                                               January 21, 2003

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

     Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company's consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders' auditors.

     These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.


(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 21, 2003


(s) Serge Pharand
Vice-President and Corporate Comptroller

January 21, 2003

                                                                          ITEM 2


To the Board of Directors of Canadian National Railway Company


We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2002 and 2001 and the consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with generally accepted accounting principles in the United States.

    On January 20, 2003, we reported separately to the shareholders of the Company on consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.


(s) KPMG llp
Chartered Accountants

Montreal, Canada
January 20, 2003

                                                                          ITEM 3


Consolidated Statement of Income                                       U.S. GAAP


In millions, except per share data                   Year ended December 31,                 2002             2001             2000
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
      Petroleum and chemicals                                                           $   1,102        $     923        $     894
      Metals and minerals                                                                     521              458              392
      Forest products                                                                       1,323            1,088            1,008
      Coal                                                                                    326              338              328
      Grain and fertilizers                                                                   986            1,161            1,136
      Intermodal                                                                            1,052              969              919
      Automotive                                                                              591              520              559
      Other items                                                                             209              195              192
-----------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                              6,110            5,652            5,428
-----------------------------------------------------------------------------------------------------------------------------------

Operating expenses
      Labor and fringe benefits (Note 14)                                                   1,837            1,624            1,472
      Purchased services and material                                                         778              692              746
      Depreciation and amortization (Note 2)                                                  584              532              525
      Fuel                                                                                    459              484              446
      Equipment rents                                                                         346              309              285
      Casualty and other (Note 2)                                                             637              329              306
-----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                    4,641            3,970            3,780
-----------------------------------------------------------------------------------------------------------------------------------

Operating income                                                                            1,469            1,682            1,648
Interest expense (Note 15)                                                                   (361)            (327)            (311)
Other income (Note 16)                                                                         76               65              136
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                  1,184            1,420            1,473
Income tax expense (Note 17)                                                                 (384)            (380)            (536)
 ----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                              $     800        $   1,040        $     937
===================================================================================================================================
Basic earnings per share (Note 19)                                                      $    4.07        $    5.41        $    4.81

Diluted earnings per share (Note 19)                                                    $    3.97        $    5.23        $    4.67
===================================================================================================================================


See accompanying notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income                        U.S. GAAP


In millions                                                                  Year ended December 31,      2002      2001      2000
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                               $ 800   $ 1,040     $ 937

Other comprehensive income (loss) (Note 22):
      Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated long-term
         debt designated as a hedge of the net investment in U.S. subsidiaries                              51      (202)      (91)
      Unrealized foreign exchange gain (loss) on translation of the net investment in
         foreign operations                                                                                (40)      308       191
      Unrealized holding gain (loss) on investment in 360networks Inc. (Note 6)                              -      (129)      129
      Unrealized holding gain (loss) on fuel derivative instruments (Note 21)                               68       (38)        -
      Minimum pension liability adjustment (Note 13)                                                       (20)      (17)        -
                                                                                                     ------------------------------
Other comprehensive income (loss) before income taxes                                                       59       (78)      229

Income tax expense on other comprehensive income (loss)                                                    (20)      (15)      (72)
                                                                                                     ------------------------------
Other comprehensive income (loss)                                                                           39       (93)      157
                                                                                                     ------------------------------
Comprehensive income                                                                                     $ 839     $ 947   $ 1,094
===================================================================================================================================


See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet                                            U.S. GAAP


In millions                                                                            December 31,           2002              2001
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
        Cash and cash equivalents                                                                        $      25         $      53
        Accounts receivable (Note 4)                                                                           722               645
        Material and supplies                                                                                  127               133
        Deferred income taxes (Note 17)                                                                        122               153
        Other                                                                                                  196               180
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1,192             1,164

Properties (Note 5)                                                                                         19,681            19,145
Other assets and deferred charges (Note 6)                                                                     865               914
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                             $  21,738         $  21,223
====================================================================================================================================

Liabilities and shareholders' equity
Current liabilities:
        Accounts payable and accrued charges (Note 8)                                                    $   1,487         $   1,374
        Current portion of long-term debt (Note 10)                                                            574               163
        Other                                                                                                   73               132
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             2,134             1,669

Deferred income taxes (Note 17)                                                                              4,826             4,591
Other liabilities and deferred credits (Note 9)                                                              1,406             1,345
Long-term debt (Note 10)                                                                                     5,003             5,764
Convertible preferred securities (Note 11)                                                                       -               366

Shareholders' equity:
        Common shares (Note 11)                                                                              4,785             4,442
        Accumulated other comprehensive income (Note 22)                                                        97                58
        Retained earnings                                                                                    3,487             2,988
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             8,369             7,488
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                               $  21,738         $  21,223
====================================================================================================================================


On behalf of the Board:

(s) David G.A. McLean                                   (s) E. Hunter Harrison
Director                                                Director



See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity             U.S. GAAP


                                                                                                 Accumulated
                                                                     Issued and                        other                  Total
                                                                    outstanding                comprehensive                 share-
                                                                         common          Common       income   Retained    holders'
In millions                                                              shares          shares       (loss)   earnings      equity
-----------------------------------------------------------------------------------------------------------------------------------
Balances December 31, 1999                                                202.4       $   4,597     $    (6)    $ 1,531    $  6,122
Net income                                                                  -                 -           -         937         937
Stock options exercised and employee share plans (Note 11, 12)              1.2              47           -           -          47
Share repurchase program (Note 11)                                        (13.0)           (295)          -        (234)       (529)
Other comprehensive income (Note 22)                                        -                 -         157           -         157
Dividends ($0.70 per share)                                                 -                 -           -        (136)       (136)
                                                                     -----------      ---------------------------------------------
Balances December 31, 2000                                                190.6           4,349         151       2,098       6,598

Net income                                                                  -                 -           -       1,040       1,040
Stock options exercised (Note 11, 12)                                       2.1              93           -           -          93
Other comprehensive loss (Note 22)                                          -                 -         (93)          -         (93)
Dividends ($0.78 per share)                                                 -                 -           -        (150)       (150)
                                                                     -----------      ---------------------------------------------
Balances December 31, 2001                                                192.7           4,442          58       2,988       7,488

Net income                                                                  -                 -           -         800         800
Stock options exercised (Note 11, 12)                                       1.8              75           -           -          75
Conversion of convertible preferred securities (Note 11)                    6.0             340           -           -         340
Share repurchase program (Note 11)                                         (3.0)            (72)          -        (131)       (203)
Other comprehensive income (Note 22)                                        -                 -          39           -          39
Dividends ($0.86 per share)                                                 -                 -           -        (170)       (170)
                                                                     -----------      ---------------------------------------------
Balances December 31, 2002                                                197.5       $   4,785     $    97     $ 3,487    $  8,369
===================================================================================================================================


See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows                                  U.S. GAAP


In millions                                                     Year ended December 31,            2002          2001          2000
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities
     Net income                                                                               $     800     $   1,040     $     937
     Adjustments to reconcile net income to net cash provided
       from operating activities:
         Depreciation and amortization (Note 18)                                                    591           538           533
         Deferred income taxes (Note 17)                                                            272           295           312
         Charge to increase U.S. personal injury and other
               claims liability (Note 2)                                                            281             -             -
         Workforce reduction charges (Note 14)                                                      120            98             -
         Equity in earnings of English Welsh and Scottish Railway (Note 16)                         (33)           (8)            -
         Gain on sale of investments (Note 16)                                                        -          (101)          (84)
         Write-down of investment (Note 16)                                                           -            99             -
         Other changes in:
            Accounts receivable                                                                     (80)          199            80
            Material and supplies                                                                     -            11             6
            Accounts payable and accrued charges                                                   (154)         (385)         (157)
            Other net current assets and liabilities                                                (18)          (27)          (36)
         Other                                                                                     (167)         (138)          (85)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                                                           1,612         1,621         1,506

Investing activities
     Net additions to properties (Note 18)                                                         (938)         (941)         (958)
     Acquisition of Wisconsin Central Transportation Corporation (Note 3)                             -        (1,278)            -
     Other, net                                                                                      14            46           (23)
-----------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                                  (924)       (2,173)         (981)

Dividends paid                                                                                     (170)         (150)         (136)

Financing activities
     Issuance of long-term debt                                                                   3,146         4,015           860
     Reduction of long-term debt                                                                 (3,558)       (3,336)       (1,038)
     Issuance of common shares (Note 11)                                                             69            61            28
     Repurchase of common shares (Note 11)                                                         (203)            -          (529)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided from (used by) financing activities                                                  (546)          740          (679)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                                (28)           38          (290)
Cash and cash equivalents, beginning of year                                                         53            15           305
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                        $      25     $      53     $      15
===================================================================================================================================

Supplemental cash flow information Payments for:
         Interest (Note 15)                                                                   $     398     $     322     $     315
         Workforce reductions (Note 9)                                                              177           169           189
         Personal injury and other claims (Note 20)                                                 156           149           111
         Pensions (Note 13)                                                                          92            69            59
         Income taxes (Note 17)                                                                      65            63           101
-----------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements                            U.S. GAAP


Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN's revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.


1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company's United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations' assets and liabilities and the Company's foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (Note 22).

     The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Other comprehensive income.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's minimum threshold for capitalization. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

     The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at


1 Summary of significant accounting policies (continued)

the lower of carrying amount or fair value. Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized when the asset meets the criteria for classification as held for sale whereas losses resulting from abandonment are recognized when the asset ceases to be used. Gains are recognized when they are realized.

H. Depreciation

The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:


Asset class                                         Annual rate
---------------------------------------------------------------
Track and roadway........................................... 2%
Rolling stock............................................... 3%
Buildings................................................... 6%
Other....................................................... 4%
---------------------------------------------------------------

     The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to operations and includes:

(i) the cost of pension benefits provided in exchange for employees' services rendered during the year,

(ii) the interest cost of pension obligations,

(iii) the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv) the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)  the expected long-term return on pension fund assets, and

(vi) the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

     The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

     The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

     In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to


1 Summary of significant accounting policies (continued)

apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Stock-based compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost is recorded for the Company's performance-based stock option awards and no compensation cost is recorded for the Company's conventional stock option awards. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, consistent with the methods of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income and earnings per share would have been as follows:

       Year ended December 31,                2002         2001         2000
-----------------------------------------------------------------------------
Net income, as reported (in millions)      $   800      $ 1,040      $   937

Add (deduct) compensation cost, net of
   applicable taxes, determined under:

Intrinsic value method for
   performance-based awards (APB 25)             9           19            3

Fair value method for all
   awards (SFAS No. 123)                       (45)         (28)         (23)
                                           ---------------------------------
Pro forma net income (in millions)         $   764      $ 1,031      $   917
                                           =================================

Basic earnings per share, as reported      $  4.07      $  5.41      $  4.81
Basic earnings per share, pro forma        $  3.88      $  5.37      $  4.70

Diluted earnings per share, as reported    $  3.97      $  5.23      $  4.67
Diluted earnings per share, pro forma      $  3.80      $  5.19      $  4.58
-----------------------------------------------------------------------------

     These pro forma amounts include compensation cost as calculated using the Black-Scholes option-pricing model with the following assumptions:

       Year ended December 31,                2002         2001         2000
-----------------------------------------------------------------------------
Expected option life (years)                   7.0          7.0          7.0
Risk-free interest rate                       5.79%        5.36%        5.38%
Expected stock price volatility                 30%          30%          30%
Average dividend per share                 $  0.86      $  0.78      $  0.70
-----------------------------------------------------------------------------

       Year ended December 31,                2002         2001         2000
-----------------------------------------------------------------------------
Weighted average fair value of options
     granted                               $ 30.98      $ 13.79      $ 12.54
-----------------------------------------------------------------------------

P. Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46,

"Consolidation of Variable Interest Entities." FIN No. 46 requires that an enterprise holding other than a voting interest in a Variable Interest Entity
(VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise will absorb a majority of the VIE's expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created entities after January 31, 2003. For pre-existing VIEs, the provisions of the interpretation are effective for periods beginning after June 15, 2003. The Company does not expect FIN No. 46 to have a material impact on its financial statements.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The disclosure requirements are effective for periods ending after December 15, 2002, and have been reflected in the Notes to Consolidated Financial Statements. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company will apply the recognition and measurement provisions of FIN No. 45 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002. The Company will apply SFAS No. 146 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. As a result of the issuance of SFAS No. 143, the Company is reviewing the accounting policy of its asset replacement program. A change in this policy will be treated as a change in accounting principle with a cumulative effect adjustment being recorded in the first quarter of 2003. The statement is effective for the Company's fiscal year beginning January 1, 2003. The Company is currently evaluating the impact of this statement on its financial statements.


2 Accounting changes

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     The Company's U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million in 2002. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

2001

Depreciation

In 2001, the Company conducted a comprehensive depreciation study for its Canadian properties to assess the reasonableness of the depreciable lives of properties based on current and historical information. The study revealed that estimated depreciable lives for certain asset types had increased, and therefore, those asset lives were extended prospectively. As a result, depreciation and amortization expense was reduced by $44 million ($28 million after tax) in 2001.

Derivative financial instruments

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging

Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements require that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or Other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. The initial adoption of these statements on January 1, 2001 resulted in the recognition of an unrealized loss of $17 million ($11 million after tax) in Other comprehensive income. Of that amount, $8 million ($5 million after tax) was recognized in earnings during 2001. The adoption of these statements did not have a material impact on net income for 2001 since prior to its adoption, the Company had already deferred and amortized gains and losses in its results of operations. Income and expense related to the hedged derivative financial instruments were recorded in the same category as that generated by the underlying asset or liability.


3 Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,301 million (U.S.$833 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

     The Company accounted for the Merger using the purchase method of accounting as required by SFAS No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows:
Current assets decreased by $10 million, Properties increased by $141 million, Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and Other liabilities and deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.

     The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
-------------------------------------------------------------------
Current assets                                         $       165
Properties                                                   2,576
Other assets and deferred charges                              335
                                                     --------------
    Total assets acquired                                    3,076
                                                     --------------
Current liabilities                                            363
Deferred income taxes                                          759
Other liabilities and deferred credits                         181
Long-term debt                                                 472
                                                     --------------
    Total liabilities assumed                                1,775
                                                     --------------
Net assets acquired                                    $     1,301
                                                     ==============

     If the Company had acquired WC on January 1, 2000, based on the historical amounts reported by WC, net of the difference between the Company's cost to acquire WC and its net assets, revenues, net income, basic and diluted earnings per share would have been $6,090 million, $1,090 million, $5.67 per basic share and $5.48 per diluted share, respectively for the year ended December 31, 2001 and $5,961 million, $971 million, $4.98 per basic share and $4.84 per diluted share, respectively for 2000. These pro forma figures do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.


4 Accounts receivable

In millions                         December 31,        2002         2001
--------------------------------------------------------------------------

Freight
     Trade                                           $   321      $   309
     Accrued                                             150          119
Non-freight                                              310          298
                                               ---------------------------
                                                         781          726
Provision for doubtful accounts                          (59)         (81)
                                               ---------------------------
                                                     $   722      $   645
==========================================================================


5 Properties

In millions                                                      December 31, 2002                      December 31, 2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   Accumulated                             Accumulated
                                                            Cost  depreciation          Net         Cost  depreciation          Net
-----------------------------------------------------------------------------------------------------------------------------------
Track, roadway and land                                $  22,048     $   6,265    $  15,783    $  21,582     $   6,230    $  15,352
Rolling stock                                              4,057         1,506        2,551        3,913         1,456        2,457
Buildings                                                  1,819           880          939        1,715           826          889
Other                                                        916           508          408          941           494          447
                                                 ----------------------------------------------------------------------------------
                                                       $  28,840     $   9,159    $  19,681    $  28,151     $   9,006    $  19,145
                                                 ==================================================================================
Capital leases included in rolling stock               $   1,351     $     233    $   1,118    $   1,249     $     209    $   1,040
-----------------------------------------------------------------------------------------------------------------------------------

The Company has a five-year revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis compared to $168 million and U.S.$113 million (Cdn$179 million) at December 31, 2001. Recourse is limited to 10% of receivables sold and consists of additional freight trade receivables that have been recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $9 million in 2002 and $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

     No servicing asset or liability has been recorded since the costs of servicing are compensated by the benefits of the agreement.

     The Receivables Purchase Agreement provides for customary indemnification provisions, which survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, for which there is no monetary limitation, as the Company does not expect to make any payments pertaining to the indemnifications of this program.

6 Other assets and deferred charges

In millions                    December 31,          2002          2001
------------------------------------------------------------------------
Investments                                       $   380       $   496
Prepaid benefit cost (Note 13)                        353           251
Deferred receivables                                   88           108
Unamortized debt issue costs                           41            54
Other                                                   3             5
                                             ---------------------------
                                                  $   865       $   914
------------------------------------------------------------------------

Investments

As at December 31, 2002, the Company had $368 million ($478 million at December 31, 2001) of investments accounted for under the equity method and $12 million ($18 million at December 31, 2001) of investments accounted for under the cost method.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)

In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as "available for sale" in accordance with the FASB's Emerging Issues Task Force (EITF) 87-11, "Allocation of Purchase Price to Assets to be Sold."

Investment in English Welsh and Scottish Railway (EWS)

Through its acquisition of WC in 2001, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The final fair value of the investment at the date of acquisition was determined based on the discounted cash flow method and a multiple of EWS earnings. The Company accounts for its investment in EWS using the equity method. At December 31, 2002, the excess of the Company's share of the book value of EWS' net assets over the carrying value of the investment is being depreciated over the life of its assets and is not significant.

Investment in 360networks Inc.

In June 2001, the Company recorded a charge of $99 million, $71 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc. Prior to the write-down, the Company accounted for its investment in 360networks Inc. in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The shares held were classified as "available-for-sale securities" whereby the investment was carried at market value on the balance sheet and the change in the value of the investment was recorded in Other comprehensive income as an unrealized holding gain. As a result of the write-down, the Company eliminated all marked-to-market adjustments related to its investment in 360networks Inc., previously recorded in Other comprehensive income.


7 Credit facilities

In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2002, the Company had outstanding commercial paper of U.S.$136 million (Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at December 31, 2001. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December 31, 2002, letters of credit under the revolving credit facility amounted to $295 million.

8 Accounts payable and accrued charges

In millions                               December 31,         2002        2001
-------------------------------------------------------------------------------
Trade payables                                               $  436      $  385
Income and other taxes                                          251         236
Payroll-related accruals                                        235         218
Workforce reduction provisions                                  168         151
Personal injury and other claims (Note 20)                      136          51
Accrued charges                                                 113         131
Accrued interest                                                104         141
Accrued operating leases                                         18          19
Other                                                            26          42
                                                     --------------------------
                                                             $1,487      $1,374
-------------------------------------------------------------------------------


9 Other liabilities and deferred credits

In millions                               December 31,         2002        2001
-------------------------------------------------------------------------------
Personal injury and other claims,                            $  528      $  379
    net of current portion (Note 20)
Workforce reduction provisions,
    net of current portion (A)                                  253         340
Accrual for post-retirement benefits
    other than pensions (B)                                     284         258
Environmental reserve, net of current portion                    81          73
Deferred credits and other                                      260         295
                                                     --------------------------
                                                             $1,406      $1,345
-------------------------------------------------------------------------------

A. Workforce reduction provisions (Note 14)

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $177 million for the year ended December 31, 2002 ($169 million for the year ended December 31, 2001). As at December 31, 2002, the aggregate provisions, including the current portion, amounted to $421 million ($491 million as at December 31, 2001).

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions                   Year ended December 31,         2002        2001
------------------------------------------------------------------------------
Benefit obligation at beginning of year                    $   309     $   242
Amendments                                                      18          25
Actuarial loss                                                 101          20
Interest cost                                                   23          19
Service cost                                                    13          11
Foreign currency changes                                        (1)          6
Transfer from other plans                                        -           5
Benefits paid                                                  (19)        (19)
                                                   ---------------------------
Benefit obligation at end of year                          $   444     $   309
------------------------------------------------------------------------------

(ii) Funded status

In millions                   Year ended December 31,         2002        2001
------------------------------------------------------------------------------
Unfunded benefit obligation at end of year                 $   444     $   309
Unrecognized net actuarial loss                               (122)        (26)
Unrecognized prior service cost                                (38)        (25)
                                                     -------------------------
Accrued benefit cost for post-retirement
    benefits other than pensions                           $   284     $   258
------------------------------------------------------------------------------


(iii) Components of net periodic benefit cost

In millions           Year ended December 31,       2002       2001       2000
------------------------------------------------------------------------------
Interest cost                                     $   23     $   19     $   15
Service cost                                          13         11          8
Amortization of prior service cost                     5          3          1
Recognized net actuarial loss                          4          2          1
                                               -------------------------------
Net periodic benefit cost                         $   45     $   35     $   25
------------------------------------------------------------------------------

(iv) Weighted-average assumptions

                                 December 31,       2002       2001       2000
------------------------------------------------------------------------------
Discount rate                                       6.65%      6.97%      6.95%
Rate of compensation increase                       4.00%      4.00%      4.25%
------------------------------------------------------------------------------

     For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 17% for 2003 and 18% for 2002. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

     A one-percentage-point change in the health care cost trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.

10 Long-term debt

                                                                                             Currency
                                                                                             in which          December 31,
In millions                                                                      Maturity     payable        2002        2001
------------------------------------------------------------------------------------------------------------------------------
Debentures and notes: (A)

Canadian National series:
         6.63% 10-year notes                                                 May 15, 2003       U.S.$    $    236    $    239
         7.00% 10-year notes                                                Mar. 15, 2004       U.S.$         419         422
         6.45% Puttable Reset Securities (PURS) (B)                         July 15, 2006       U.S.$         394         398
         6.38% 10-year notes (C)                                            Oct. 15, 2011       U.S.$         631         636
         6.80% 20-year notes (C)                                            July 15, 2018       U.S.$         315         318
         7.63% 30-year debentures                                            May 15, 2023       U.S.$         236         239
         6.90% 30-year notes (C)                                            July 15, 2028       U.S.$         749         755
         7.38% 30-year debentures (C)                                       Oct. 15, 2031       U.S.$         315         318

Illinois Central series:
         6.75% 10-year notes                                                 May 15, 2003       U.S.$         158         159
         7.75% 10-year notes                                                  May 1, 2005       U.S.$         158         159
         6.98% 12-year notes                                                July 12, 2007       U.S.$          79          80
         6.63% 10-year notes                                                 June 9, 2008       U.S.$          32          32
         5.00% 99-year income debentures                                     Dec. 1, 2056       U.S.$          12          12
         7.70% 100-year debentures                                         Sept. 15, 2096       U.S.$         197         199

Wisconsin Central series:
         6.63% 10-year notes                                               April 15, 2008       U.S.$         236         239
                                                                       -------------------------------------------------------
Total debentures and notes                                                                                  4,167       4,205

Other:
     Revolving credit facilities (Note 7)                                                       U.S.$         142         273
     Commercial paper (D) (Note 7)                                                              U.S.$         214         339
     Capital lease obligations, amounts owing under equipment
       agreements and other (E)                                                               Various       1,068       1,125
                                                                       -------------------------------------------------------
Total other                                                                                                 1,424       1,737
                                                                       -------------------------------------------------------
Subtotal                                                                                                    5,591       5,942

Less:
     Current portion of long-term debt                                                                        574         163
     Net unamortized discount                                                                                  14          15
                                                                       -------------------------------------------------------
                                                                                                              588         178
                                                                       -------------------------------------------------------
                                                                                                         $  5,003    $  5,764
------------------------------------------------------------------------------------------------------------------------------

A. The Company's debentures and notes are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2002 range from approximately 1.4% to 1.7%.

E. Interest rates for the capital leases range from approximately 3.0% to 14.6% with maturity dates in the years 2003 through 2025. The imputed interest on these leases amounted to $498 million as at December 31, 2002, and $545 million as at December 31, 2001.

     The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6.0% to 6.7%. As at December 31, 2002, the principal amount repayable was $14 million ($19 million as at December 31, 2001). The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,136 million as at December 31, 2002 and $1,108 million as at December 31, 2001.

     During 2002, the Company recorded $114 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($91 million in 2001). An equivalent amount was recorded in debt.

F. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2002 but excluding repayments of commercial paper and revolving credit facility of $214 million and $142 million, respectively, for the next five years and thereafter, are as follows:

Year                                   In millions
-------------------------------------------------------------------
2003                                                      $     574
2004                                                            560
2005                                                            246
2006                                                            438
2007                                                            164
2008 and thereafter                                           3,239
-------------------------------------------------------------------

G. The aggregate amount of debt payable in U.S. currency as at December 31, 2002 is U.S.$3,164 million (Cdn$4,987 million) and U.S.$3,334 million (Cdn$5,302 million) as at December 31, 2001.


11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

o    Unlimited number of Common Shares, without par value

o Unlimited number of Class A Preferred Shares, without par value issuable in series

o Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2002, the Company issued 7.8 million shares of which 1.8 million shares (2.1 million shares in 2001 and 1.2 million shares in 2000) was related to stock options exercised and 6.0 million shares was related to the conversion of the Company's convertible preferred securities. The total number of common shares issued and outstanding was 197.5 million as at December 31, 2002.

C. Convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

     In 1999, the Company had issued 4.6 million 5.25% Securities due on June 30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase programs

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of $67.68 per share.

     In 2001, the Board of Directors of the Company approved a share repurchase program under which the Company did not repurchase any common shares.

     In 2000, $529 million was used to repurchase 13 million common shares, the maximum allowed under the program, pursuant to a normal course issuer bid at an average price of $40.70 per share.

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company's major plans is provided below:

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees. Participation at December 31, 2002 was 8,911 employees (9,432 at December 31, 2001). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was 497,459 in 2002, 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $9 million, $8 million and $6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

     The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004. At December 31, 2002, the total number of share units outstanding was 419,900, representing a potential maximum compensation cost of $42 million. Due to the nature of the vesting conditions, no compensation cost was recorded for 2002 and 2001. At December 31, 2002, an additional 45,100 share units remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2002, an additional 2.6 million common shares remained authorized for future issuances under these plans.

     Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment. The total conventional and performance options outstanding at December 31, 2002 were 9.1 million and 2.0 million, respectively.

     Changes in the Company's stock options are as follows:

                                                                     Weighted-
                                                      Number           average
                                                  of options    exercise price
-------------------------------------------------------------------------------
                                                In millions
-------------------------------------------------------------------------------
Outstanding at December 31, 1999 (1)                    8.3             $34.88
Granted                                                 2.2             $35.33
Canceled                                               (0.4)            $36.23
Exercised                                              (1.2)            $22.19
                                                  ---------

Outstanding at December 31, 2000 (1)                    8.9             $34.95
Conversion of WC options                                1.0             $58.63
Granted                                                 2.4             $50.65
Canceled                                               (0.3)            $46.01
Exercised                                              (2.1)            $30.43
                                                  ---------

Outstanding at December 31, 2001 (1)(2)                 9.9             $43.62
Granted                                                 3.2             $76.78
Canceled                                               (0.2)            $56.98
Exercised                                              (1.8)            $39.16
                                                  ---------

Outstanding at December 31, 2002 (1)(2)                11.1             $53.50
-------------------------------------------------------------------------------

(1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

    Stock options outstanding and exercisable as at December 31, 2002 were as follows:

                                               Options outstanding                                      Options exercisable
-----------------------------------------------------------------------------------------------------------------------------------
                                                               Weighted-          Weighted-                              Weighted-
                                                Number     average years            average               Number           average
Range of exercise prices                    of options     to expiration     exercise price           of options    exercise price
--------------------------------------------------------------------------------------------      ---------------------------------
                                           In millions                                               In millions
--------------------------------------------------------------------------------------------      ---------------------------------
$13.50-$23.72                                      0.1                 3             $17.23                  0.1            $17.23
$25.18-$35.01                                      2.1                 6             $33.59                  1.2            $32.48
$35.70-$49.45                                      3.2                 6             $44.69                  2.7            $44.56
$50.02-$69.77                                      2.5                 8             $51.43                  0.8            $52.93
$70.04 and above                                   3.2                 9             $77.59                  0.1            $97.09
                                           -----------                                               -----------
Balance at December 31, 2002 (1)                  11.1                 7             $53.50                  4.9            $44.01
-----------------------------------------------------------------------------------------------------------------------------------

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

D. Stock-based compensation cost

Compensation cost for performance-based stock option awards under these plans is determined by the options' intrinsic value in accordance with APB 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost recognized for stock-based awards was $9 million, $19 million and $3 million in 2002, 2001 and 2000, respectively. Disclosures required under the fair value measurement and recognition method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," are presented in Note 1 - Summary of significant accounting policies.


13 Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension Plan). The Company's other pension plans are not significant.

Description of plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2001 and indicated a funding excess. Based on the Pension Plan's current position, the Company's contributions are expected to be approximately $75 million in each of 2003, 2004 and 2005.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. Based on the fair value of the assets held at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages, 50% in Canadian and foreign equities and 9% in real estate and oil and gas assets.

(a) Change in benefit obligation

In millions               Year ended December 31,           2002          2001
------------------------------------------------------------------------------
Benefit obligation at beginning of year                $  11,156     $  10,855
Interest cost                                                714           701
Actuarial (gain) loss                                        (92)           94
Service cost                                                  99            92
Plan participants' contributions                              61            73
Foreign currency changes                                      (1)            6
Benefit payments and transfers                              (694)         (665)
                                                      ------------------------
Benefit obligation at end of year                      $  11,243     $  11,156
                                                      ========================

(b) Change in plan assets

In millions               Year ended December 31,           2002          2001
------------------------------------------------------------------------------
Fair value of plan assets at beginning of year         $  11,763     $  12,455
Employer contributions                                        92            69
Plan participants' contributions                              61            73
Foreign currency changes                                      (1)            6
Actual return on plan assets                                 (39)         (175)
Benefit payments and transfers                              (694)         (665)
                                                      ------------------------
Fair value of plan assets at end of year               $  11,182     $  11,763
                                                      ========================

(c) Funded status

In millions                          December 31,           2002          2001
------------------------------------------------------------------------------
Excess (deficiency) of fair value of plan assets
     over benefit obligation at end of year (1)        $     (61)    $     607
Unrecognized net actuarial (gain) loss (1)                   282          (537)
Unrecognized net transition obligation                        19            39
Unrecognized prior service cost                              113           133
                                                      ------------------------
Net amount recognized                                  $     353     $     242
                                                      ========================

(1) Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions                          December 31,           2002          2001
------------------------------------------------------------------------------
Prepaid benefit cost (Note 6)                          $     353     $     251
Accrued benefit cost                                           -            (9)
Additional minimum pension liability                         (38)          (18)
Intangible asset                                               1             1
Accumulated other comprehensive income
  (Note 22)                                                   37            17
                                                      ------------------------
Net amount recognized                                  $     353     $     242
                                                      ========================

(e) Components of net periodic benefit cost

In millions            Year ended December 31,      2002       2001       2000
-------------------------------------------------------------------------------
Interest cost                                     $  714     $  701     $  690
Service cost                                          99         92         70
Amortization of net transition obligation             20         20         19
Amortization of prior service cost                    20         20         19
Expected return on plan assets                      (874)      (846)      (792)
Recognized net actuarial loss                          1          -          -
                                                  -----------------------------
Net periodic benefit cost (income)                $  (20)    $  (13)    $    6
                                                  -----------------------------

(f) Weighted-average assumptions

                                  December 31,      2002       2001       2000
-------------------------------------------------------------------------------
Discount rate                                       6.50%      6.50%      6.50%
Rate of compensation increase                       4.00%      4.00%      4.25%
Expected return on plan assets for
     year ending December 31                        9.00%      9.00%      9.00%
-------------------------------------------------------------------------------

Effective January 1, 2003, the Company will reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.

     As at December 31, 2002, one of the Company's pension plans had an accumulated benefit obligation of $112 million ($106 million at December 31, 2001) in excess of the fair value of the plan assets of $77 million ($79 million at December 31, 2001) which gave rise to an additional minimum pension liability. The projected benefit obligation was $116 million at December 31, 2002 ($110 million at December 31, 2001).

     The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.


14 Workforce reduction charges

     In 2002, the Company announced 1,146 job reductions, in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

15 Interest expense

In millions           Year ended December 31,      2002        2001        2000
-------------------------------------------------------------------------------
Interest on long-term debt                       $  361      $  329      $  322
Interest income                                       -          (2)        (11)
                                                  -----------------------------
                                                 $  361      $  327      $  311
                                                  -----------------------------
Cash interest payments                           $  398      $  322      $  315
-------------------------------------------------------------------------------


16 Other income

In millions           Year ended December 31,      2002        2001        2000
-------------------------------------------------------------------------------
Gain on disposal of properties                   $   41      $   53      $   57
Equity in earnings of English Welsh
     and Scottish Railway (Note 6)                   33           8           -
Investment income                                    18          22          10
Foreign exchange gain                                12           7          10
Gain on sale of interest in Detroit
     River Tunnel Company (A)                         -         101           -
Write-down of investment
     in 360networks Inc. (Note 6)                     -         (99)          -
Gain on exchange of investment (Note 6)               -           -          84
Net real estate costs                               (15)        (20)        (22)
Other                                               (13)         (7)         (3)
                                                 ------------------------------
                                                 $   76      $   65      $  136
-------------------------------------------------------------------------------

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $73 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.


17 Income taxes

The Company's consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions           Year ended December 31,      2002        2001        2000
-------------------------------------------------------------------------------
Federal tax rate                                   26.1%       28.1%       29.1%

Income tax expense at the statutory
    Federal tax rate                             $ (309)     $ (399)     $ (429)

Income tax (expense) recovery resulting from:
   Provincial and other taxes                      (140)       (178)       (180)
   Deferred income tax adjustment
      due to rate reductions                          -         122           -
   U.S. tax rate differential                        (1)          3           9
   Gain on disposals and dividends                    6          18          18
   Other                                             60          54          46
                                                 ------------------------------
Income tax expense                               $ (384)     $ (380)     $ (536)
                                                 ------------------------------


In millions       Year ended December 31,     2002          2001          2000
-------------------------------------------------------------------------------
Income before income taxes
   Canada                                  $ 1,101       $ 1,153       $ 1,172
   U.S                                          83           267           301
                                           ------------------------------------
                                           $ 1,184       $ 1,420       $ 1,473
                                           ------------------------------------
Current income taxes
   Canada                                  $  (130)      $   (99)      $  (153)
   U.S                                          18            14           (71)
                                           ------------------------------------
                                           $  (112)      $   (85)      $  (224)
                                           ------------------------------------
Deferred income taxes
   Canada                                  $  (221)      $  (173)      $  (290)
   U.S                                         (51)         (122)          (22)
                                           ------------------------------------
                                           $  (272)      $  (295)      $  (312)
                                           ------------------------------------

Cash payments for income taxes             $    65       $    63       $   101
-------------------------------------------------------------------------------

    Significant components of deferred income tax assets and liabilities are as follows:

In millions                    Year ended December 31,        2002          2001
-------------------------------------------------------------------------------
Deferred income tax assets
Workforce reduction provisions                              $  144       $  178
Accruals and other reserves                                    276          182
Post-retirement benefits                                        99           85
Losses and tax credit carryforwards                             69           53
                                                       ------------------------
                                                               588          498
                                                       ------------------------
Deferred income tax liabilities
Properties and other                                         5,292        4,936
                                                       ------------------------
Total net deferred income tax liability                      4,704        4,438
Net current deferred income tax asset                          122          153
                                                       ------------------------
Net long-term deferred income tax liability                 $4,826       $4,591

                                                       ------------------------
Net deferred income tax liability
  Canada                                                    $1,285       $1,050
  U.S                                                        3,419        3,388
                                                       ------------------------
                                                            $4,704       $4,438
-------------------------------------------------------------------------------

The Company expects to realize its deferred income tax assets from the generation of future taxable income, as the related payments are made and losses and tax credit carryforwards are utilized.

    The Company recognized tax credits of $9 million in 2002 for research and development expenditures ($35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

18 Segmented information

The Company operates in one business segment with operations and assets in Canada and the United States.

In millions         Year ended December 31,          2002       2001       2000
-------------------------------------------------------------------------------
Revenues:
      Canadian rail                               $ 3,726    $ 3,675    $ 3,650
      U.S. rail                                     2,384      1,977      1,778
                                           ------------------------------------
                                                  $ 6,110    $ 5,652    $ 5,428
                                           ====================================
Operating income:
      Canadian rail                               $ 1,163    $ 1,181    $ 1,199
      U.S. rail                                       306        501        449
                                           ------------------------------------
                                                  $ 1,469    $ 1,682    $ 1,648
                                           ====================================
Net income:
      Canadian rail                               $   719    $   844    $   695
      U.S. rail                                        81        196        242
                                           ------------------------------------
                                                  $   800    $ 1,040    $   937
                                           ====================================
Depreciation and amortization:
      Canadian rail (A)                           $   343    $   309    $   336
      U.S. rail                                       248        229        197
                                           ------------------------------------
                                                  $   591    $   538    $   533
                                           ====================================
Capital expenditures: (B)
      Canadian rail (C)                           $   717    $   723    $   802
      U.S. rail                                       335        274        310
                                           ------------------------------------
                                                  $ 1,052    $   997    $ 1,112
                                           ====================================

In millions                          December 31,            2002          2001
-------------------------------------------------------------------------------
Identifiable assets:
     Canadian rail                                        $ 9,688       $ 9,036
     U.S. rail (D)                                         12,050        12,187
                                                      -------------------------
                                                          $21,738       $21,223
-------------------------------------------------------------------------------

Information on geographic areas

(A) Includes $7 million (2001: $6 million, 2000: $8 million) of depreciation and amortization of properties related to other business activities.

(B) Represents additions to properties that include non-cash capital expenditures financed through capital lease arrangements.

(C) Includes $4 million (2001: $5 million, 2000: $9 million) of additions to properties related to other business activities.

(D) Includes equity holdings in foreign investments held by the Company's U.S. subsidiaries.


19 Earnings per share

                    Year ended December 31,          2002       2001       2000
-------------------------------------------------------------------------------
Basic earnings per share                          $  4.07    $  5.41    $  4.81
Diluted earnings per share                        $  3.97    $  5.23    $  4.67
                                                  -----------------------------

     The following table provides a reconciliation between basic and diluted earnings per share:

In millions         Year ended December 31,          2002       2001       2000
-------------------------------------------------------------------------------
Net income                                        $   800    $ 1,040    $   937
Income impact on assumed conversion
     of preferred securities (Note 11)                  6         12         11
                                                  -----------------------------
                                                  $   806    $ 1,052    $   948
                                                  =============================

Weighted-average shares outstanding                 196.7      192.1      195.0
Effect of dilutive securities and stock options       6.1        8.9        7.8
                                                  -----------------------------
Weighted-average diluted shares outstanding         202.8      201.0      202.8
-------------------------------------------------------------------------------

At December 31, 2002, 3.2 million stock options at a weighted-average exercise price of $77.56 were not included in the calculation of diluted earnings per share since their inclusion would have had an anti-dilutive impact.

20 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2002, the Company's commitments under operating and capital leases are $1,154 million and $1,407 million, respectively. Annual net minimum payments in each of the next five years and thereafter, are as follows:

Year                   In millions                        Operating      Capital
--------------------------------------------------------------------------------
2003                                                        $   212     $   168
2004                                                            188         153
2005                                                            167         111
2006                                                            139          68
2007                                                            120         123
2008 and thereafter                                             328         784
                                                    ----------------------------
                                                            $ 1,154       1,407

Less: imputed interest on capital
     leases at rates ranging from
     approximately 3.0% to 14.6%                                            498
                                                                 ---------------
Present value of minimum lease payments
     at current rate included in debt                                   $   909
--------------------------------------------------------------------------------

     Rent expense for operating leases was $269 million, $258 million and $219 million for the years ended December 31, 2002, 2001 and 2000, respectively. Contingent rentals and sublease rentals were not significant.

     The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

B. Other commitments

As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million. Furthermore, as at December 31, 2002, the Company had entered into agreements with fuel suppliers to purchase approximately 38% of its anticipated 2003 volume and 8% of its anticipated 2004 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years. In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.


20 Major commitments and contingencies (continued)

     The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in 2002, ($78 million in 2001 and $60 million in 2000) and payments for such items were $156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

     Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i) the lack of specific technical information available with respect to many sites;

(ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv) the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

     As at December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million as at December 31, 2001). During 2002, payments of $16 million were applied to the provision for environmental costs compared to $14 million in 2001 and $11 million in 2000. The Company anticipates that the majority of the liability at December 31, 2002 will be paid out over the next five years.

     In addition, related environmental capital expenditures were $19 million in both 2002 and 2001 and $20 million in 2000. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in each of 2003 and 2004 and $17 million in 2005.

E. Standby letters of credit

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers' compensation and other employee benefits and $69 million was for equipment under leases and other.

     As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

F. General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g) transfer agent and registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payment cannot be determined with certainty, however, may be material.


21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

     The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company's counterparties was immaterial at December 31, 2002. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Accumulated other comprehensive income. The amounts in Accumulated other comprehensive income will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive income would be reclassified into income immediately.

     Realized gains and losses from the Company's fuel hedging activities were a $3 million gain, a $6 million loss and a $49 million gain for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the Company has hedged approximately 47% of the estimated 2003 fuel consumption and 25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of U.S.$0.5865 per U.S. gallon.

     At December 31, 2002, Accumulated other comprehensive income included an unrealized gain of $30 million, $20 million after tax ($38 million unrealized loss, $25 million after tax at December 31, 2001), of which $29 million relates to derivative instruments that will mature within the next year. The Company did not recognize any material gains or losses in 2002 and 2001 due to hedge ineffectiveness as the Company's derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies.

Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.


21 Financial instruments (continued)

     For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in Accumulated other comprehensive income.

(iv) Interest rates

From time to time, the Company enters into interest rate swap transactions for the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt. In 2002 and 2001, the Company did not enter into any interest rate swap transactions.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company's proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

(iv) Convertible preferred securities:

In 2001, the fair value of the Company's convertible preferred securities was estimated based on the quoted market price.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2002 and 2001 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions                              December 31, 2002     December 31, 2001
--------------------------------------------------------------------------------
                                        Carrying      Fair   Carrying       Fair
                                          amount     value     amount      value
--------------------------------------------------------------------------------
Financial assets

Investments                             $   380    $   440    $   496    $   551

Financial liabilities

Long-term debt
     (including current portion)        $ 5,577    $ 5,738    $ 5,927    $ 5,986

Convertible preferred securities        $     -    $     -    $   366    $   479
--------------------------------------------------------------------------------


22 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions                                        Year ended December 31, 2002
-------------------------------------------------------------------------------
                                                   Before  Income tax    Net of
                                                      tax    (expense)      tax
                                                   amount    recovery    amount
-------------------------------------------------------------------------------
Unrealized foreign exchange gain on
   translation of U.S. dollar denominated
   long-term debt designated as a hedge
   of the net investment in U.S. subsidiaries      $   51     $  (17)    $   34

Unrealized foreign exchange loss
   on translation of the net investment
   in foreign operations                              (40)        13        (27)

Unrealized holding gain on fuel
   derivative instruments (Note 21)                    68        (23)        45

Minimum pension liability adjustment (Note 13)        (20)         7        (13)
                                                 ------------------------------
Other comprehensive income                         $   59     $  (20)    $   39
                                                 ==============================


In millions                                        Year ended December 31, 2001
-------------------------------------------------------------------------------
                                                   Before  Income tax    Net of
                                                      tax    (expense)      tax
                                                   amount    recovery    amount
-------------------------------------------------------------------------------
Unrealized foreign exchange loss on
    translation of U.S. dollar denominated
    long-term debt designated as a hedge
    of the net investment in U.S. subsidiaries     $ (202)    $   71     $ (131)

Unrealized foreign exchange gain
    on translation of the net investment
    in foreign operations                             308       (108)       200

Unrealized holding loss on investment in
    360networks Inc. (Note 6)                        (129)        35        (94)

Unrealized holding loss on fuel
    derivative instruments (Note 21)                  (38)        13        (25)

Minimum pension liability adjustment (Note 13)        (17)         6        (11)

Deferred income tax (DIT) rate enactment                -        (32)       (32)
                                                 ------------------------------
Other comprehensive loss                           $  (78)    $  (15)    $  (93)
                                                 ==============================


22 Other comprehensive income (loss) (continued)

In millions                                        Year ended December 31, 2000
-------------------------------------------------------------------------------
                                                   Before  Income tax    Net of
                                                      tax    (expense)      tax
                                                   amount    recovery    amount
-------------------------------------------------------------------------------
Unrealized foreign exchange loss on
    translation of U.S. dollar denominated
    long-term debt designated as a hedge
    of the net investment in U.S. subsidiaries$    $  (91)    $   34     $  (57)

Unrealized foreign exchange gain
    on translation of the net investment              191        (71)       120
    in U.S. subsidiaries

Unrealized holding gain on investment in
    360networks Inc. (Note 6)                         129        (35)        94
                                                 ------------------------------
Other comprehensive income                         $  229     $  (72)    $  157
                                                 ==============================

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions
----------------------------------------------------------------------------------------------------------------------------------
                                                    Foreign
                                                 exchange -  Holding gain  Holding gain
                                                        Net     (loss) on        (loss)       Minimum                  Accumulated
                                       Foreign   investment   360networks       on fuel       pension                        other
                                    exchange -   in foreign          Inc.    derivative     liability      DIT rate  comprehensive
                                    U.S.$ debt   operations    investment   instruments    adjustment     enactment  income (loss)
----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 2000            $   (33)      $    27       $     -         $   -          $  -           $ -       $    (6)
Period change                             (57)          120            94             -             -             -           157
                                     ---------------------------------------------------------------------------------------------
Balance at December 31, 2000              (90)          147            94             -             -             -           151
Period change                            (131)          200           (94)          (25)          (11)          (32)          (93)
                                     ---------------------------------------------------------------------------------------------
Balance at December 31, 2001             (221)          347             -           (25)          (11)          (32)           58
Period change                              34           (27)            -            45           (13)            -            39
                                     ---------------------------------------------------------------------------------------------
Balance at December 31, 2002          $  (187)      $   320           $ -       $    20       $   (24)      $   (32)      $    97
==================================================================================================================================


23 Quarterly financial data - unaudited

In millions, except per share data
---------------------------------------------------------------------------------------------------------------------------
                                                     2002                                           2001
                                  First      Second       Third      Fourth       First      Second       Third      Fourth
                               --------------------------------------------------------------------------------------------
Revenues                       $  1,509    $  1,551    $  1,503    $  1,547    $  1,398    $  1,392    $  1,325    $  1,537
Operating income               $    406    $    490    $    484    $     89    $    385    $    346    $    430    $    521
Net income                     $    230    $    280    $    268    $     22    $    275    $    217    $    252    $    296

Basic earnings per share       $   1.19    $   1.44    $   1.34    $   0.11    $   1.44    $   1.13    $   1.31    $   1.54

Diluted earnings per share     $   1.15    $   1.39    $   1.32    $   0.11    $   1.39    $   1.10    $   1.27    $   1.48

Dividend declared per share    $  0.215    $  0.215    $  0.215    $  0.215    $  0.195    $  0.195    $  0.195    $  0.195
===========================================================================================================================

(1) In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).


24 Comparative figures

Certain figures, previously reported for 2001 and 2000, have been reclassified to conform with the basis of presentation adopted in the current year.

                                                                         ITEM 4


Canadian National Railway Company
Management's Discussion and Analysis                                  U.S. GAAP


Management's discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). This MD&A should be read in conjunction with the Company's Consolidated Financial Statements and notes thereto.

Financial results

2002 compared to 2001

On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. Accordingly, in the following discussion, the Company's results include the results of operations of WC, which were fully integrated into those of the Company in 2002.

The Company recorded consolidated net income of $800 million ($4.07 per basic share) for the year ended December 31, 2002 compared to $1,040 million ($5.41 per basic share) for the year ended December 31, 2001. Diluted earnings per share were $3.97 for the current year compared to $5.23 in 2001. Operating income was $1,469 million for 2002 compared to $1,682 million in 2001.

     The years ended December 31, 2002 and 2001 included items impacting the comparability of the results of operations. Included in 2002 is a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company's provision for U.S. personal injury and other claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the Company recorded a deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada, a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company's net investment in 360networks Inc. of $99 million, or $71 million after tax and a gain of $101 million, or $73 million after tax related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company
(DRT).

Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $1,052 million ($5.35 per basic share or $5.22 per diluted share) in 2002 compared to $978 million ($5.09 per basic share or $4.92 per diluted share) in 2001, an increase of $74 million, or 8%. Adjusted operating income(1), which excludes the 2002 charge to increase the Company's provision for U.S. personal injury and other claims and the 2002 and 2001 workforce reduction charges, increased by $90 million, or 5%, to $1,870 million. The adjusted operating ratio was 69.4% in 2002 compared to 68.5% in 2001, a 0.9-point increase.

(1) The Company's results of operations include items affecting the comparability of results. Management believes adjusted consolidated net income and the resulting adjusted performance measures for such items as operating income, operating ratio, per share data and other statistical measures are useful measures of performance that facilitate period-to-period comparisons. These adjusted measures do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore, should not be considered in isolation.

Revenues
Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002. In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

-----------------------------------------------------------------------------------------------------
Year ended December 31,                         2002      2001      2002     2001      2002     2001
-----------------------------------------------------------------------------------------------------
                                                                                  Freight revenue
                                            Revenues           Revenue ton miles  per revenue ton mile
-----------------------------------------------------------------------------------------------------
                                            In millions                           In cents
-----------------------------------------------------------------------------------------------------
Petroleum and chemicals                      $ 1,102     $ 923    30,006   25,243      3.67     3.66
Metals and minerals                              521       458    13,505   10,777      3.86     4.25
Forest products                                1,323     1,088    33,551   29,639      3.94     3.67
Coal                                             326       338    14,503   15,566      2.25     2.17
Grain and fertilizers                            986     1,161    35,773   42,728      2.76     2.72
Intermodal                                     1,052       969    29,257   26,257      3.60     3.69
Automotive                                       591       520     3,281    2,885     18.01    18.02
Other items *                                    209       195         -        -         -        -
                                             ------------------------------------
Total                                        $ 6,110   $ 5,652   159,876  153,095      3.69     3.56
                                             ====================================


* Principally non-freight revenues derived from third parties

Petroleum and chemicals
Revenues for the year ended December 31, 2002 increased by $179 million, or 19%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

                                                         Percentage of revenues
                                 -----------------------------------------------
Petroleum and plastics                                                     54%
Chemicals                                                                  46%
--------------------------------------------------------------------------------
                         1998    1999    2000    2001    2002
                         -------------------------------------------------------
Carloads*                 485     494     512     519    587
(In thousands)
-------------------------------------------------------------------------------
*Includes WC from October 9, 2001


Metals and minerals
Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the non-ferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

                                                         Percentage of revenues
                                 -----------------------------------------------
Metals                                                                     69%
Minerals                                                                   31%
-------------------------------------------------------------------------------
                         1998    1999    2000    2001    2002
                         -------------------------------------------------------
Carloads*                 273     266     256     287     388
(In thousands)
-------------------------------------------------------------------------------
*Includes WC from October 9, 2001

Forest products
Revenues for the year ended December 31, 2002 increased by $235 million, or 22%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong North American housing market and improving pulp and paper markets. Also contributing to growth in the second half of the year were strong lumber shipments from CN's western lumber producers. The increase in revenue per revenue ton mile of 7% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

                                                         Percentage of revenues
                                 -----------------------------------------------
Lumber                                                                     31%
Fibers                                                                     29%
Paper                                                                      28%
Panels                                                                     12%
-------------------------------------------------------------------------------
                         1998    1999    2000    2001    2002
                         -------------------------------------------------------
Carloads*                 479     481     486     501     600
(In thousands)
-------------------------------------------------------------------------------
*Includes WC from October 9, 2001


Coal
Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, from 2001. The decrease was mainly attributable to weak Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

                                                         Percentage of revenues
                                 -----------------------------------------------
Coal                                                                       86%
Petroleum coke                                                             14%
--------------------------------------------------------------------------------
                         1998    1999    2000    2001    2002
                         -------------------------------------------------------
Carloads*                 534     558     528     517     499
(In thousands)
-------------------------------------------------------------------------------
*Includes WC from October 9, 2001


Grain and fertilizers
Revenues for the year ended December 31, 2002 decreased by $175 million, or 15%, from 2001. The decrease reflects a significant deterioration in the Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. Revenue per revenue ton mile increased by 1% mainly as a result of an increase in regulated grain rates.

                                                         Percentage of revenues
                                 -----------------------------------------------
Food grain                                                                 25%
Oil seeds                                                                  26%
Feed grain                                                                 22%
Potash                                                                     14%
Fertilizers                                                                13%
--------------------------------------------------------------------------------
                         1998    1999    2000    2001    2002
                         -------------------------------------------------------
Carloads*                 537     542     567     590     535
(In thousands)
-------------------------------------------------------------------------------
*Includes WC from October 9, 2001


Intermodal
Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets, particularly in Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

                                                         Percentage of revenues
                                 -----------------------------------------------
Domestic                                                                   57%
International                                                              43%
--------------------------------------------------------------------------------
                         1998    1999    2000    2001    2002
                         -------------------------------------------------------
Carloads*                 918     994   1,121   1,103   1,237
(In thousands)
-------------------------------------------------------------------------------
*Includes WC from October 9, 2001

Automotive
Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, over 2001. The increase reflects strong motor vehicle production in both Canada and the United States. Revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

                                                         Percentage of revenues
                                 -----------------------------------------------
Finished vehicles                                                          83%
Auto parts                                                                 17%
--------------------------------------------------------------------------------
                         1998    1999    2000    2001    2002
                         -------------------------------------------------------
Carloads*                 257     310     326     304     318
(In thousands)
-------------------------------------------------------------------------------
*Includes WC from October 9, 2001

Operating expenses
Operating expenses amounted to $4,641 million in 2002 compared to $3,970 million in 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher Casualty and other expenses resulting primarily from the 2002 charge to increase the Company's provision for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001. These increases were partly offset by lower fuel costs. Operating expenses, excluding the 2002 charge for U.S. personal injury and other claims and the 2002 and 2001 workforce reduction charges, amounted to $4,240 million, an increase of $368 million, or 10%, from 2001.(1)

Dollars in million  Year ended December 31,    2002                2001
--------------------------------------------------------------------------------
                                                      % of                % of
                                          Amount   revenue    Amount   revenue
--------------------------------------------------------------------------------
Labor and fringe benefits                $ 1,837     30.1%   $ 1,624     28.7%
Purchased services and material              778     12.7%       692     12.2%
Depreciation and amortization                584      9.6%       532      9.4%
Fuel                                         459      7.5%       484      8.6%
Equipment rents                              346      5.7%       309      5.5%
Casualty and other                           637     10.4%       329      5.8%
                                         -------------------------------------
Total                                    $ 4,641             $ 3,970
                                         =====================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $213 million, or 13%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in 2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S. These increases were partly offset by the effects of a reduced workforce in 2002.

     In 2002, the Company announced 1,146 job reductions across all corporate and operating functions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million. Reductions relating to this and the 2001 workforce reduction charge were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $86 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and higher expenses for professional services and joint facilities. These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $52 million, or 10%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of net capital additions in the current year.
Fuel: Fuel expense in 2002 decreased by $25 million, or 5%, as compared to 2001. The decrease was primarily due to a lower average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $37 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $308 million, or 94%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of $281 million to increase the provision for U.S. personal injury and other claims, and higher derailment related expenses. Partly offsetting these increases were lower expenses related to environmental matters and bad debts.

Other
Interest expense: Interest expense increased by $34 million to $361 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was lower interest expense as a result of the conversion of the convertible preferred securities in July 2002 and the maturity of certain notes in 2001.

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in earnings of English Welsh and Scottish Railway (EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company's net investment in 360networks Inc. and a gain of $101 million related to the sale of the Company's 50 percent interest in DRT.

Income tax expense: The Company recorded income tax expense of $384 million for the year ended December 31, 2002 compared to $380 million in 2001. The effective tax rate for the year ended December 31, 2002 was 32.4% compared to 35.4% in 2001, excluding the 2001 deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada. The decrease in 2002 was primarily due to lower income tax rates in Canada.

2001 compared to 2000
The Company recorded consolidated net income of $1,040 million ($5.41 per basic share) for the year ended December 31, 2001 compared to $937 million ($4.81 per basic share) for the year ended December 31, 2000. Diluted earnings per share were $5.23 for 2001 compared to $4.67 in 2000. The results for 2001 include net income of $17 million related to the acquisition of WC. Operating income was $1,682 million for 2001 compared to $1,648 million in 2000. This represents an increase of $34 million, or 2%.

     The years ended December 31, 2001 and 2000 included items impacting the comparability of the results of operations. Included in 2001 is a deferred income tax recovery of $122 million resulting from the enactment of lower corporate tax rates in Canada, a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company's net investment in 360networks Inc. of $99 million, or $71 million after tax and a gain of $101 million, or $73 million after tax related to the sale of the Company's 50 percent interest in DRT. In 2000, the Company recorded a gain of $84 million, or $58 million after tax related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

     Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $978 million ($5.09 per basic share or $4.92 per diluted share) in 2001 compared to $879 million ($4.51 per basic share or $4.39 per diluted share) in 2000. Adjusted operating income(1), which excludes the 2001 charge for workforce reductions, increased by $132 million, or 8%, to $1,780 million. The adjusted operating ratio, which excludes the 2001 charge for workforce reductions, improved to 68.5% in 2001 from 69.6% in 2000, a 1.1-point betterment.

Revenues
Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,428 million in 2000. The increase of $224 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers. This was partially offset by lower automotive revenues. Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.

Year ended December 31,           2001      2000      2001     2000      2001     2000
----------------------------------------------------------------------------------------
                                                                       Freight revenue
                                   Revenues       Revenue ton miles   per revenue ton mile
----------------------------------------------------------------------------------------
                                        In millions                         In cents
----------------------------------------------------------------------------------------
Petroleum and chemicals        $   923   $   894    25,243   24,858      3.66     3.60
Metals and minerals                458       392    10,777    9,207      4.25     4.26
Forest products                  1,088     1,008    29,639   28,741      3.67     3.51
Coal                               338       328    15,566   15,734      2.17     2.08
Grain and fertilizers            1,161     1,136    42,728   42,396      2.72     2.68
Intermodal                         969       919    26,257   25,456      3.69     3.61
Automotive                         520       559     2,885    3,165     18.02    17.66
Other items *                      195       192         -        -         -        -
                               ------------------------------------
Total                          $ 5,652   $ 5,428   153,095  149,557      3.56     3.50
                               ====================================

* Principally non-freight revenues derived from third parties

Petroleum and chemicals
Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in 2001 was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for 2001 was mainly attributable to the effect of the weaker Canadian dollar.

                                                         Percentage of revenues
                                 -----------------------------------------------
Petroleum and plastics                                                     53%
Chemicals                                                                  47%
--------------------------------------------------------------------------------
                         1997    1998    1999    2000    2001
                         -------------------------------------------------------
Carloads*                 322     485     494     512     519
(In thousands)
-------------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Metals and minerals
Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in 2001 was driven by strong Canadian aluminum exports to the United States in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.

                                                         Percentage of revenues
                                 -----------------------------------------------
Metals                                                                      71%
Minerals                                                                    29%
--------------------------------------------------------------------------------
                         1997    1998    1999    2000    2001
                         -------------------------------------------------------
Carloads*                194      273     266     256     287
(In thousands)
-------------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Forest products
Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 5% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

                                                         Percentage of revenues
                                 -----------------------------------------------
Lumber                                                                     32%
Fibers                                                                     28%
Paper                                                                      28%
Panels                                                                     12%
--------------------------------------------------------------------------------
                         1997    1998    1999    2000    2001
                         -------------------------------------------------------
Carloads*                 345     479     481     486     501
(In thousands)
-------------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Coal
Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, strong demand for thermal coal in 2001 was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

                                                         Percentage of revenues
                                 -----------------------------------------------
Coal                                                                       86%
Petroleum coke                                                             14%
--------------------------------------------------------------------------------
                         1997    1998    1999    2000    2001
                         -------------------------------------------------------
Carloads*                 287     534     558     528     517
(In thousands)
-------------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Grain and fertilizers
Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues. Excluding WC, growth was mainly driven by higher wheat shipments to the United States, increased market share of U.S. corn and soybean traffic and higher exports of canola through Vancouver. The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in August 2000.

                                                         Percentage of revenues
                                 -----------------------------------------------
Food grain                                                                 31%
Oil seeds                                                                  24%
Feed grain                                                                 23%
Potash                                                                     12%
Fertilizers                                                                10%
--------------------------------------------------------------------------------
                         1997    1998    1999    2000    2001
                         -------------------------------------------------------
Carloads*                 384     537     542     567     590
(In thousands)
-------------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Intermodal
Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of 2001 led to slower growth. Revenue per revenue ton mile increased by 2% due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

                                                         Percentage of revenues
                                 -----------------------------------------------
Domestic                                                                   58%
International                                                              42%
--------------------------------------------------------------------------------
                         1997    1998    1999    2000    2001
                         -------------------------------------------------------
Carloads*                 736     918     994   1,121   1,103
(In thousands)
-------------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Automotive
Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

                                                         Percentage of revenues
                                 -----------------------------------------------
Finished vehicles                                                          81%
Auto parts                                                                 19%
--------------------------------------------------------------------------------
                         1997    1998    1999    2000    2001
                         -------------------------------------------------------
Carloads*                 279     257     310     326     304
(In thousands)
-------------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Operating expenses
Operating expenses amounted to $3,970 million in 2001 compared to $3,780 million in 2000. The increase in 2001 was mainly due to the inclusion of $86 million of WC expenses, higher labor and fringe benefit expenses that included a charge for workforce reductions of $98 million, higher fuel costs, and increased expenses for equipment rents. Partially offsetting these increases were lower expenses for purchased services and material. Operating expenses, excluding the workforce reduction charge, amounted to $3,872 million, an increase of $92 million, or 2%, from 2000.(1)

Dollars in million  Year ended December 31,      2001               2000
-------------------------------------------------------------------------------
                                                       % of                % of
                                          Amount    revenue    Amount   revenue
-------------------------------------------------------------------------------
Labor and fringe benefits               $ 1,624      28.7%   $ 1,472      27.1%
Purchased services and material             692      12.2%       746      13.8%
Depreciation and amortization               532       9.4%       525       9.7%
Fuel                                        484       8.6%       446       8.2%
Equipment rents                             309       5.5%       285       5.2%
Casualty and other                          329       5.8%       306       5.6%
                                        ---------------------------------------
Total                                   $ 3,970              $ 3,780
                                        =======================================

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $152 million, or 10%, as compared to 2000. The increase was mainly attributable to the workforce reduction charge, the inclusion of WC labor expense of $40 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

The Company recorded a workforce reduction charge of $98 million in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 and the remainder was completed by the end of 2002). The charge included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These expenses decreased by $54 million, or 7%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000, lower contracted services and higher recoveries in 2001 from work performed for third parties. This was partially offset by higher equipment repair and maintenance expenses and $12 million resulting from the inclusion of WC expenses.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $7 million, or 1%, as compared to 2000. The effect of revised depreciation rates for certain assets mostly offset the increases related to net capital additions and the inclusion of WC depreciation of $10 million.
Fuel: Fuel expense in 2001 increased by $38 million, or 9%, as compared to 2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $24 million, or 8%, in 2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents. This was partially offset by lower private car mileage payments.

Casualty and other: These expenses increased by $23 million, or 8%, in 2001 as compared to 2000. The increase resulted from higher expenses for occupational disease claims and environmental matters, higher provincial capital taxes and the inclusion of $8 million of WC expenses. This was partially offset by lower expenses for damaged equipment and merchandise claims and provincial sales tax recoveries in 2001.

Other
Interest expense: Interest expense increased by $16 million to $327 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $136 million in 2000. Included in 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., a gain of $101 million related to the sale of the Company's 50 percent interest in DRT and $11 million of WC other income. The comparative 2000 period included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $380 million for the year ended December 31, 2001 compared to $536 million in 2000. The decrease in income tax expense was mainly due to a $122 million deferred income tax recovery recorded in 2001 resulting from the enactment of lower corporate tax rates in Canada. Excluding this item, the effective tax rate for the year ended December 31, 2001 decreased to 35.4% from 36.4% in 2000 due mainly to lower tax rates in 2001.

Liquidity and capital resources
The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through its Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $1,612 million for the year ended December 31, 2002 compared to $1,621 million for 2001. Cash generated in 2002 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $398 million, $177 million and $156 million, respectively, compared to $322 million, $169 million and $149 million, respectively in 2001. Pension contributions and payments for income taxes were $92 million and $65 million, respectively, compared to $69 million and $63 million, respectively in 2001. The Company increased the level of accounts receivable sold under its Accounts receivable securitization program by $5 million in 2002 and $133 million in 2001. Payments in 2003 for workforce reductions are expected to be $168 million while pension contributions are expected to be approximately $92 million.

Investing activities: Cash used by investing activities in 2002 amounted to $924 million compared to $2,173 million in 2001. The Company's investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and Australian Transport Network Limited, and $28 million from the sale of IC Terminal Holdings Company. Investing activities in 2001 included $1,278 million related to the acquisition of WC as at October 9, 2001 and net proceeds of $112 million from the sale of DRT. Net capital expenditures for the year ended December 31, 2002 amounted to $938 million, including $76 million related to WC, a decrease of $3 million over 2001. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.

     The Company anticipates that capital expenditures for 2003 will remain at approximately the same level as 2002. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.

     As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million.

Dividends: During 2002, the Company paid dividends totaling $170 million to its shareholders at the quarterly rate of $0.215 per share.

Free cash flow
The Company generated $513 million of free cash flow for the year ended December 31, 2002, compared to $443 million for the same 2001 period, excluding $1,278 million related to the 2001 acquisition of WC. The Company defines free cash flow as cash provided from operating activities, excluding increases in the level of accounts receivable sold under the securitization program ($5 million in 2002, $133 million in 2001), less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $546 million for the year ended December 31, 2002 compared to cash generated of $740 million in 2001. In 2002, issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities. In 2001, the Company issued debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, related to the acquisition of WC.

     In 2002, $203 million was used to repurchase common shares under the share repurchase program. In 2001, the Company also had a share repurchase program, under which it did not repurchase any common shares.

     During 2002, the Company recorded $114 million in capital lease obligations ($91 million in 2001) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facilities
In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants. Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December 31, 2002, letters of credit under the revolving credit facility amounted to $295 million.

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2002, the Company had outstanding commercial paper of U.S.$136 million (Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at December 31, 2001.

Shelf registration statement
At December 31, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement, which expires in August 2003.

Accounts receivable securitization program
The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis, an increase of $5 million from the level of accounts receivable sold at December 31, 2001.

     The Receivables Purchase Agreement provides for customary indemnification provisions, which survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, for which there is no monetary limitation, as the Company does not expect to make any payments pertaining to the indemnifications of this program. Although there is no monetary limitation with respect to these indemnifications, the Company would not expect the amount to exceed the maximum limit under the program.

Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of December 31, 2002:

Contractual obligations
(In millions)

Contract Type                           Total     2003     2004     2005     2006     2007     2008 &
                                                                                            thereafter
-------------------------------------------------------------------------------------------------------
Debentures and notes                 $   4,167   $ 394    $ 419    $ 158    $ 394    $  79   $  2,723
Capital leases and other (a)             1,424     180      141      444       46       90        523
-------------------------------------------------------------------------------------------------------
   Long-term debt                        5,591     574      560      602      440      169      3,246

Operating leases                         1,154     212      188      167      139      120        328
-------------------------------------------------------------------------------------------------------
Total obligations                    $   6,745   $ 786    $ 748    $ 769    $ 579    $ 289   $  3,574
-------------------------------------------------------------------------------------------------------


Commercial commitments
(In millions)

Commitment Type                         Total     2003     2004     2005     2006     2007     2008 &
                                                                                            thereafter
-------------------------------------------------------------------------------------------------------
Standby letters of credit             $  403     $ 401     $  1     $  -      $ 1     $  -      $  -
Other commercial commitments (b)         183       112       71        -        -        -         -
-------------------------------------------------------------------------------------------------------
Total commitments                     $  586     $ 513     $ 72     $  -      $ 1     $  -      $  -
-------------------------------------------------------------------------------------------------------

(a) Excludes $498 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.

(b) Includes commitments for railroad ties, rail, freight cars and locomotives.


For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Guarantees

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Standby letters of credit
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers' compensation and other employee benefits and $69 million was for equipment under leases and other.

     As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

Indemnifications

CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

Share repurchase program

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of $67.68 per share.

Termination of conversion rights of 5.25% convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Acquisition of Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and began a phased integration of the companies' operations.

     The Company accounted for the merger using the purchase method of accounting as required by the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows: Current assets decreased by $10 million, Properties increased by $141 million, Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and Other liabilities and deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.

     The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
---------------------------------------------------------------
Current assets                               $             165
Properties                                               2,576
Other assets and deferred charges                          335
                                             ------------------
    Total assets acquired                                3,076
                                             ------------------
Current liabilities                                        363
Deferred income taxes                                      759
Other liabilities and deferred credits                     181
Long-term debt                                             472
                                             ------------------
    Total liabilities assumed                            1,775
                                             ------------------
Net assets acquired                          $           1,301
                                             ==================

Recent accounting pronouncements

In January 2003, the FASB issued FASB Interpretation (FIN) No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 requires that an enterprise holding other than a voting interest in a Variable Interest Entity
(VIE) could, subject to certain conditions, be required to consolidate the VIE if the enterprise will absorb a majority of the VIE's expected losses and/or receive a majority of its expected residual returns. This interpretation is effective for newly created entities after January 31, 2003. For pre-existing VIEs, the provisions of the interpretation are effective for periods beginning after June 15, 2003. The Company does not expect FIN No. 46 to have a material impact on its financial statements.

     In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which requires that a guarantor disclose and recognize in its financial statements its obligations relating to guarantees that it has issued. Liability recognition is required at the inception of the guarantee, whether or not payment is probable. The disclosure requirements are effective for periods ending after December 15, 2002, and have been reflected in the notes to the Company's 2002 consolidated financial statements. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company will apply the recognition and measurement provisions of FIN No. 45 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should be initially measured at fair value and subsequently adjusted for changes in estimated cash flows. SFAS No. 146 is to be applied to exit or disposal activities initiated after December 31, 2002. The Company will apply SFAS No. 146 on a prospective basis and, as such, does not expect it to have an initial material impact on its financial statements upon adoption.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which requires an entity to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets. As a result of the issuance of SFAS No. 143, the Company is reviewing the accounting policy of its asset replacement program. A change in this policy will be treated as a change in accounting principle with a cumulative effect adjustment being recorded in the first quarter of 2003. This statement is effective for the Company's fiscal year beginning January 1, 2003. The Company is currently evaluating the impact of this statement on its financial statements.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company's annual consolidated financial statements and notes thereto.

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit, Finance and Risk Committee of the Company's Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company's related disclosures herein.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

     In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

     Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

     In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years. In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

     Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

     Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $25 million and the annual expense by approximately $5 million.

     The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in 2002 ($78 million in 2001 and $60 million in 2000) and payments for such items were $156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

Environmental matters
Regulatory compliance
A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns
The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase environmental assessment conducted on a site-by-site basis. A liability is initially recorded at the completion of the second phase and adjusted, if necessary, upon completion of the third and/or fourth phase depending on the facts, as they become known.

     The initial phase entails an overview of the pertinent site and includes obtaining and reviewing historical data. At the end of the second phase, the presence or absence of contamination is confirmed for those sites identified as a concern in the initial phase. Upon completion of phase three, the extent of the contamination is determined and if necessary, options are developed to monitor, contain or remediate the contamination. In the final phase, the remediation or containment program is put in operation.

     Cost scenarios are established by external consultants based on extent of contamination and expected costs for remedial efforts. The Company uses these scenarios to estimate the costs related to a particular site. At December 31, 2002, most of the Company's properties not acquired through recent acquisitions are approaching phase four and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtained assessments from both external and internal consultants and a liability has been accrued based on such assessments. These estimates may change based on information as it becomes available.

Unknown existing environmental concerns
The Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i) the lack of specific technical information available with respect to many sites;

(ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; (iv) the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences
In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The Company's expenses relating to environmental matters, net of recoveries, have not been significant in the past three years. Payments for such items were $16 million in 2002 ($14 million in 2001 and $11 million in 2000). As at December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million at December 31, 2001). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation lives
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

     Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual useful lives differing from the Company's estimates.

     A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite useful life of the Company's fixed asset base would impact annual depreciation expense by approximately $12 million.

     Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the Company conducted a comprehensive study for its Canadian properties, which revealed that estimated depreciable lives for certain asset types had increased, and therefore those asset lives were extended prospectively. As a result, depreciation expense was reduced by $44 million for the year ended December 31, 2001. The study conducted in 2000 for the Company's U.S. properties did not have an impact on depreciation expense.

     In 2002, the Company recorded total depreciation and amortization expense of $591 million ($538 million in 2001 and $533 million in 2000). At December 31, 2002, the Company had Properties of $19,681 million, net of accumulated depreciation of $9,159 million ($19,145 million in 2001, net of accumulated depreciation of $9,006 million).

Pensions and other post-retirement benefits
The Company accounts for pension and other post-retirement benefits as required by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan. The Company's other pension plans are not significant.

     For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company's results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.

     The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 6.5%, based on bond yields prevailing at December 31, 2002, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point change in the discount rate would not cause a material change in the Company's net periodic benefit cost.

     To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns and the expected composition of the plans' assets. The Company has elected to use a market-related value of assets, whereby realized and unrealized capital gains and losses are recognized over a period of five years, while investment and dividend income are recognized immediately. The Company follows a disciplined investment strategy, which limits investments in international companies and prohibits investments in speculative type assets and as such, the Company does not anticipate the expected average rate of return on plan assets to fluctuate materially when compared to major capital market indices. During the last ten years ended December 31, 2002, the CN Pension Plan earned an annual average rate of return of 9.6%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return                  2002     2001    2000    1999    1998
-------------------------------------------------------------------------------
Actual                          (0.3)%   (1.4)%   10.5%   15.0%   12.6%
Market-related value              7.4%    10.2%   13.7%   13.8%   10.4%
-------------------------------------------------------------------------------

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. However, given the recent performance of its plan assets and the equity markets in North America, the Company will, effective for 2003, reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.

     Based on the fair value of the assets held as at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages, 50% in Canadian and foreign equities and 9% in real estate and oil and gas assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

     The rate of compensation increase of 4% is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 18% in the current year, and it is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company's net periodic benefit cost for both pensions and other post-retirement benefits.

     The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2001 and indicated a funding excess. Based on the Pension Plan's current position, the Company's contributions are expected to be approximately $75 million in each of 2003, 2004 and 2005. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plan in 2003.

     For pensions, the Company recorded consolidated net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively, and net periodic benefit cost of $6 million in 2000. Consolidated net periodic benefit cost for other post-retirement benefits was $45 million, $35 million, and $25 million in 2002, 2001, and 2000, respectively. At December 31, 2002, the Company's accrued benefit cost for post-retirement benefits other than pensions was $284 million ($258 million at December 31, 2001). In addition, at December 31, 2002, the Company's consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,243 million and $444 million, respectively ($11,156 million and $309 million at December 31, 2001).

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections a valuation allowance is recorded. As at December 31, 2002, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

     The Company's deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company's deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management's best estimates. The reversal of timing differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. A one-percentage-point change in the Company's reported effective income tax rate would have the effect of changing the income tax expense by $12 million in 2002. In 2001, the Company recorded a reduction of $90 million to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, for the year ended December 31, 2001, a deferred income tax recovery of $122 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income.

     For the year ended December 31, 2002, the Company recorded total income tax expense of $384 million ($380 million in 2001 and $536 million in 2000) of which $272 million was for deferred income taxes ($295 million in 2001 and $312 million in 2000). The Company's net deferred income tax liability at December 31, 2002 was $4,704 million ($4,438 million at December 31, 2001).

Business risks

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.

     To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

     In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

     While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

     In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

     The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As of January 2003, the Company has labor agreements with bargaining groups representing substantially its entire Canadian unionized workforce. These agreements are generally effective until December 31, 2003.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and just recently WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees' concerns and preferences, and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

     As of January 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and 65% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation
The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

     The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. Concurrently the Minister of Transport launched a transportation blueprint consultation process, which could eventually lead to new legislation affecting rail and other transportation industries. No assurance can be given that any decisions by the federal government pursuant to the report's recommendations or in connection with the blueprint consultation process will not materially adversely affect the Company's financial position or results of operations.

Financial instruments
Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

     The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

     To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2002, the Company has hedged approximately 47% of the estimated 2003 fuel consumption and 25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of U.S.$0.5865 per U.S. gallon.

     Realized gains and losses from the Company's fuel hedging activities were a $3 million gain, a $6 million loss and a $49 million gain for the years ended December 31, 2002, 2001 and 2000, respectively.

     At December 31, 2002, Accumulated other comprehensive income included an unrealized gain of $30 million, $20 million after tax ($38 million unrealized loss, $25 million after tax at December 31, 2001), of which $29 million relates to derivative instruments that will mature within the next year.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g) transfer agent and registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material, however cannot be determined with certainty.

Other risks
In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.

     Global as well as North American economic conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

     Potential terrorist actions can have a direct or indirect impact on the U.S. transportation infrastructure, including railway infrastructure, and interfere with the free flow of trade across the two countries. International conflicts can also have an impact on the Company's markets.

     The Company's revenues in 2001 were affected by widespread recessionary conditions. Although growth rebounded strongly in early 2002, there continues to be ongoing concern about the sustainability of the recovery due to uncertain consumer and business confidence. While economic growth is expected to continue in 2003, the Company remains cautious about business prospects.

     Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.

     In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly financial data
Selected quarterly financial data for the eight most recently completed quarters ending December 31, 2002 is disclosed in Note 23 to the Company's 2002 Consolidated Financial Statements.

Disclosure controls and procedures
The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of January 21, 2003 (the "Evaluation Date") within the 90-day period leading to and ending on the filing date of this annual report, have concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company's internal controls or, to their knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures.

                                                                         ITEM 5


Management Report                                               Auditors' Report


The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

    The financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with that in the financial statements.

    Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

    The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit, Finance and Risk Committee, consisting solely of outside directors. The Audit, Finance and Risk Committee reviews the Company's consolidated financial statements and annual report and recommends their approval by the Board of Directors. Also, the Audit, Finance and Risk Committee meets regularly with the Chief, Internal Audit, and with the shareholders' auditors.

    These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.



(s) Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 21, 2003


(s) Serge Pharand
Vice-President and Corporate Comptroller

                                                                          ITEM 6


January 21, 2003


To the shareholders of Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2002 and 2001 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in accordance with Canadian generally accepted accounting principles.

    On January 20, 2003, we reported separately to the Board of Directors of the Company on consolidated financial statements for the same period, prepared in accordance with United States generally accepted accounting principles.


(s) KPMG llp
Chartered Accountants

Montreal, Canada
January 20, 2003

                                                                          ITEM 7


Consolidated Statement of Income                                  Canadian GAAP


In millions, except per share data      Year ended December 31,     2002            2001            2000
--------------------------------------------------------------------------------------------------------
Revenues
     Petroleum and chemicals                                     $ 1,102           $ 923     $       894
     Metals and minerals                                             521             458             392
     Forest products                                               1,323           1,088           1,008
     Coal                                                            326             338             328
     Grain and fertilizers                                           986           1,161           1,136
     Intermodal                                                    1,052             969             919
     Automotive                                                      591             520             559
     Other items                                                     209             195             210
--------------------------------------------------------------------------------------------------------
Total revenues                                                     6,110           5,652           5,446
--------------------------------------------------------------------------------------------------------

Operating expenses
     Labor and fringe benefits (Note 14)                           2,051           1,810           1,674
     Purchased services and material                                 908             811             858
     Depreciation and amortization                                   499             463             412
     Fuel                                                            459             485             450
     Equipment rents                                                 353             314             291
     Casualty and other (Note 2)                                     724             403             376
--------------------------------------------------------------------------------------------------------
Total operating expenses                                           4,994           4,286           4,061
--------------------------------------------------------------------------------------------------------

Operating income                                                   1,116           1,366           1,385
Interest expense (Note 15)                                          (353)           (312)           (295)
Other income (Note 16)                                                76              65             126
--------------------------------------------------------------------------------------------------------

Income before income taxes                                           839           1,119           1,216

Income tax expense (Note 17)                                        (268)           (392)           (442)
--------------------------------------------------------------------------------------------------------

Net income                                                         $ 571           $ 727           $ 774
========================================================================================================

Basic earnings per share (Note 19)                                $ 2.87          $ 3.72          $ 3.91

Diluted earnings per share (Note 19)                              $ 2.82          $ 3.62          $ 3.82
========================================================================================================


See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet                                         Canadian GAAP


In millions                                                     December 31,     2002            2001
------------------------------------------------------------------------------------------------------

Assets
Current assets:
        Cash and cash equivalents                                              $     25      $     53
        Accounts receivable (Note 4)                                                722           645
        Material and supplies                                                       127           133
        Deferred income taxes (Note 17)                                             122           153
        Other                                                                       167           180
-----------------------------------------------------------------------------------------------------
                                                                                  1,163         1,164
Properties (Note 5)                                                              16,898        16,723
Other assets and deferred charges (Note 6)                                          863           901
-----------------------------------------------------------------------------------------------------
Total assets                                                                     18,924        18,788
=====================================================================================================

Liabilities and shareholders' equity
Current liabilities:
        Accounts payable and accrued charges (Note 8)                             1,487         1,374
        Current portion of long-term debt (Note 10)                                 574           163
        Other                                                                        73           101
-----------------------------------------------------------------------------------------------------
                                                                                  2,134         1,638
Deferred income taxes (Note 17)                                                   3,825         3,729
Other liabilities and deferred credits (Note 9)                                   1,335         1,296
Long-term debt (Note 10)                                                          5,003         5,764

Shareholders' equity:
        Common shares (Note 11)                                                   3,558         3,209
        Convertible preferred securities (Note 11)                                    -           327
        Contributed surplus                                                         175           178
        Currency translation                                                        132           133
        Retained earnings                                                         2,762         2,514
-----------------------------------------------------------------------------------------------------
                                                                                  6,627         6,361
-----------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                     $ 18,924      $ 18,788
=====================================================================================================




On behalf of the Board:

(s) David G.A. McLean                                  (s) E. Hunter Harrison
Director                                                Director


See accompanying notes to consolidated financial statements.

Consolidated Statement of Changes in
Shareholders' Equity                                              Canadian GAAP


                                                               Issued and
                                                  Issued and  outstanding
                                                 outstanding  convertible             Convertible
                                                      common    preferred   Common      preferred
In millions                                           shares   securities   shares     securities
-------------------------------------------------------------------------------------------------
Balances December 31, 1999                            202.4           4.6  $  3,311    $      327
Net income                                                -             -         -             -
Stock options exercised (Note 11, 12)                   1.2             -        26             -
Share repurchase program (Note 11)                   (13.0)             -      (213)            -
Currency translation                                      -             -         -             -
Dividends ($0.70 per share)                               -             -         -             -
Dividends on convertible
      preferred securities                                -             -         -             -
                                             ----------------------------- ----------------------
Balances December 31, 2000                            190.6           4.6     3,124           327

Net income                                                -             -         -             -
Stock options exercised (Note 11, 12)                   2.1             -        85             -
Currency translation                                      -             -         -             -
Dividends ($0.78 per share)                               -             -         -             -
Dividends on convertible
      preferred securities                                -             -         -             -
                                             ----------------------------- ----------------------
Balances December 31, 2001                            192.7           4.6     3,209           327

Net income                                                -             -         -             -
Stock options exercised (Note 11, 12)                   1.8             -        75             -
Conversion of convertible preferred
      securities (Note 11)                              6.0          (4.6)      327          (327)
Share repurchase program (Note 11)                     (3.0)            -       (53)            -
Currency translation                                      -             -         -             -
Dividends ($0.86 per share)                               -             -         -             -
Dividends on convertible
      preferred securities                                -             -         -             -
                                             ----------------------------- ----------------------
Balances December 31, 2002                            197.5             -  $  3,558    $        -
=================================================================================================

                                                                                               Total
                                                 Contributed     Currency   Retained   shareholders'
In millions                                          surplus  translation   earnings          equity
------------------------------------------------------------------------------------------------------
Balances December 31, 1999                         $    190      $     (9) $  1,626         $  5,445
Net income                                                -             -       774              774
Stock options exercised (Note 11, 12)                     -             -         -              26
Share repurchase program (Note 11)                     (12)             -      (304)            (529)
Currency translation                                      -            70         -               70
Dividends ($0.70 per share)                               -             -      (136)            (136)
Dividends on convertible
      preferred securities                                -             -       (11)             (11)
                                             ---------------------------------------------------------
Balances December 31, 2000                              178            61      1,949           5,639

Net income                                                -             -        727              727
Stock options exercised (Note 11, 12)                     -             -          -               85
Currency translation                                      -            72          -               72
Dividends ($0.78 per share)                               -             -       (150)            (150)
Dividends on convertible
      preferred securities                                -             -        (12)             (12)
                                             ---------------------------------------------------------
Balances December 31, 2001                              178           133      2,514            6,361

Net income                                                -             -        571              571
Stock options exercised (Note 11, 12)                     -             -          -               75
Conversion of convertible preferred
      securities (Note 11)                                -             -          -                -
Share repurchase program (Note 11)                       (3)            -       (147)            (203)
Currency translation                                      -           (1)          -               (1)
Dividends ($0.86 per share)                               -             -       (170)            (170)
Dividends on convertible
      preferred securities                                -             -         (6)              (6)
                                             ---------------------------------------------------------
Balances December 31, 2002                         $    175      $    132      2,762        $   6,627
=====================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash
Flows                                                              Canadian GAAP

In millions                                                                     Year ended December 31,   2002      2001      2000
------------------------------------------------------------------------------------------------------------------------------------

Operating activities
       Net income                                                                                     $    571  $    727   $    774
       Adjustments to reconcile net income to net cash provided
         from operating activities:
             Depreciation and amortization (Note 18)                                                       506       469        421
             Deferred income taxes (Note 17)                                                               156       307        218
             Charge to increase U.S. personal injury and other
                       claims liability (Note 2)                                                           281         -          -
             Workforce reduction charges (Note 14)                                                         120        98          -
             Equity in earnings of English Welsh and Scottish Railway (Note 16)                            (33)       (8)         -
             Gain on sale of investments (Note 16)                                                           -      (101)       (84)
             Write-down of investment (Note 16)                                                              -        99          -
             Other changes in:
                Accounts receivable                                                                         (80)     197         71
                Material and supplies                                                                         -       11          7
                Accounts payable and accrued charges                                                       (154)    (378)      (168)
                Other net current assets and liabilities                                                    (18)     (26)       (39)
             Other                                                                                         (176)    (163)       (72)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                                                                   1,173    1,232      1,128

Investing activities
       Net additions to properties (Note 18)                                                               (571)    (605)      (607)
       Acquisition of Wisconsin Central Transportation Corporation (Note 3)                                   -   (1,278)         -
       Other, net                                                                                            95      119         21
-----------------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                                          (476)  (1,764)      (586)

Dividends paid                                                                                             (179)    (174)      (149)

Financing activities
       Issuance of long-term debt                                                                         3,146    4,015        860
       Reduction of long-term debt                                                                       (3,558)  (3,336)    (1,038)
       Issuance of common shares (Note 11)                                                                   69       61         26
       Repurchase of common shares (Note 11)                                                               (203)       -       (529)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided from (used by) financing activities                                                          (546)     740       (681)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                                        (28)      34       (288)
Cash and cash equivalents, beginning of year                                                                 53       19        307
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                                 $     25  $    53   $     19
===================================================================================================================================

Supplemental cash flow information
       Payments for:
             Interest (Note 15)                                                                        $    390  $   307   $    299
             Workforce reductions (Note 9)                                                                  177      169        189
             Personal injury and other claims (Note 20)                                                     156      149        111
             Pensions (Note 13)                                                                              92       69         59
             Income taxes (Note 17)                                                                          65       63        101
===================================================================================================================================


See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements                         Canadian GAAP


Canadian GAAP Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN's revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under United States generally accepted accounting principles (U.S. GAAP) are quantified and explained in Note 22 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Wisconsin Central Transportation Corporation (WC) for which the Company acquired control and consolidated effective October 9, 2001. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company's United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations' assets and liabilities and the Company's foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Currency translation, which forms part of Shareholders' equity.

     The Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar denominated long-term debt are also included in Currency translation.

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable secondhand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. All costs of materials associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company's minimum threshold for capitalization. The related labor and overhead costs are also capitalized for the installation of new, non-replacement track. All other labor and overhead costs and maintenance costs are expensed as incurred. Related interest costs are charged to expense. Included in property additions are the costs of developing computer software for internal use.

    The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows or estimated net realizable value. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or net recoverable amount.

H. Depreciation

The cost of properties, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class                                         Annual rate
----------------------------------------------------------------
Track and roadway........................................... 2%
Rolling stock............................................... 3%
Buildings................................................... 6%
Other....................................................... 4%
----------------------------------------------------------------

    The Company follows the group method of depreciation and as such conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Such a study was conducted in 2001 for the Company's Canadian properties. The study did not have a significant effect on depreciation expense as the benefit of increased asset lives was offset by deficiencies in certain accumulated depreciation balances. Changes in estimated useful lives are accounted for prospectively.

I. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to operations and includes:

(i) the cost of pension benefits provided in exchange for employees' services rendered during the year,

(ii) the interest cost of pension obligations,

(iii) the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv) the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)  the expected long-term return on pension fund assets, and

(vi) the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets over the expected average remaining service life of the employee group covered by the plans.

    The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

J. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits, supplemental pension allowances and free rail travel benefits.

    The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

K. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Gains or losses on such instruments entered into for the purpose of hedging financial risk exposures are deferred and amortized in the results of operations over the life of the hedged asset or liability or over the term of the derivative financial instrument. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

    In the U.S., the Company accrues the cost for the expected personal injury claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. A liability for unasserted occupational disease claims is also accrued to the extent they are probable and can be reasonably estimated.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Stock-based compensation

The Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments," as explained in Note 2 - Accounting changes. Accordingly, compensation cost is recorded for the Company's performance-based stock option awards under the intrinsic value method and recognized over the vesting period. No compensation cost is recorded for the Company's conventional stock option awards.

P. Recent accounting pronouncements

In December 2002, the CICA issued Handbook Section 3063 "Impairment of Long-Lived Assets." Section 3063 provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. This section is effective for the Company's fiscal year beginning January 1, 2004. The Company does not expect
Section 3063 to have an initial material impact on its financial statements upon adoption.

    Also in December 2002, the CICA issued Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations." Section 3475 provides accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale and presentation and disclosure for discontinued operations. This section is effective for disposal activities initiated by the Company on or after May 1, 2003. The Company does not expect
Section 3475 to have an initial material impact on its financial statements upon adoption.

2 Accounting changes

2002

U.S. personal injury and other claims

In the fourth quarter of 2002, the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

    Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

    Under the case-by-case approach, a liability was recorded only when the expected loss was both probable and reasonably estimable based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

    The Company's U.S. personal injury and other claims expense, including the above-mentioned charge, was $362 million in 2002. Had the Company continued to apply the case-by-case approach to its U.S. personal injury and other claims liability, recognizing the effects of the actual claims experience for existing and new claims in the fourth quarter, these expenses would have been approximately $135 million in 2002.

Stock-based compensation

Effective January 1, 2002, the Company adopted the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." The new recommendations require the use of a fair value based approach of accounting for all non-employee and certain employee stock-based awards, such as direct awards of stock, awards that call for settlement in cash or other assets, or stock appreciation rights that call for settlement through the issuance of equity instruments. For all other employee stock-based awards, such as stock option awards, the recommendations encourage but do not require that the fair value based approach be used, though require additional disclosure including net income and earnings per share, as if the fair value based accounting method had been used to account for these awards.

    The Company has elected to prospectively apply the intrinsic value based method of accounting to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002. These options are granted at an exercise price equal to the market value of the common shares at the date of granting and, as such, compensation cost is not recognized for conventional-based options since both the number of shares to which an individual is entitled and the exercise price are known at the date of granting. Compensation cost attributable to performance-based employee stock option awards, granted on or after January 1, 2002, is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For the year ended December 31, 2002, no compensation cost was recognized as no performance-based employee stock option awards were granted. In prior periods, the Company did not record compensation cost related to employee stock option grants and, any consideration paid by employees on the exercise of stock options was recorded as share capital.

    In accordance with the new recommendations, the Company accounts for its direct awards of stock to employees, which are issued through the mid-term incentive share unit plan, using the fair value based approach to awards granted on or after January 1, 2002. The mid-term incentive share unit plan entitles employees to receive payout of a combination of common stock of the Company (equity settled portion), as to 50 percent, and cash value (cash settled portion), as to the remaining 50 percent.

    The new recommendations will not be applied to the equity settled portion of this award granted prior to January 1, 2002 since the new recommendations require prospective application for such awards.

    Compensation cost for the cash settled portion of this award is measured at fair value, which in all respects is equivalent to intrinsic value since the compensation cost stemming from the award must be finally measured at intrinsic value, and is recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. The new recommendations require retroactive application, without restatement, of the Company's grants outstanding at January 1, 2002 that call for settlement in cash. Had the new recommendations been retroactively applied to the cash settled portion, there would have been no impact on prior periods' financial statements, since no compensation cost was, or would have been recognized for prior periods, due to the nature of the vesting conditions.

    For the year ended December 31, 2002, the Company granted 3.2 million conventional options. For the year ended December 31, 2002, 1.8 million of previously issued stock options were exercised. If compensation cost had been determined as if the fair value based accounting approach had been used for all awards granted for the year ended December 31, 2002, the Company's net income and earnings per share would have been as follows:

                          Year ended December 31,         2002
---------------------------------------------------------------
Net income (in millions)                                $  553
Basic earnings per share                                $ 2.78
Diluted earnings per share                              $ 2.73
---------------------------------------------------------------

As permitted by the new recommendations, these amounts exclude the effect of awards granted prior to January 1, 2002 and include the calculation of compensation cost using the Black-Scholes option-pricing model with the following assumptions:

                          Year ended December 31,         2002
---------------------------------------------------------------
Expected option life (years)                               7.0
Risk-free interest rate                                  5.79%
Expected stock price volatility                            30%
Average dividend per share                              $ 0.86
---------------------------------------------------------------

                          Year ended December 31,         2002
---------------------------------------------------------------
Weighted average fair value of options granted         $ 30.98
---------------------------------------------------------------


2001

Foreign currency translation

In 2001, the Company early adopted the CICA amended recommendations of Section 1650 "Foreign Currency Translation." The amended section eliminates the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year. Translation gains or losses on the above items are now recognized in net income immediately. As required by the amended section, the Company retroactively restated all prior period financial statements presented. The cumulative effect of the adoption of the amended section of $93 million ($62 million after tax) has been reflected as a charge to opening retained earnings of 1999. The effect on net income for 2001 and 2000 was an increase of $1 million and $2 million, respectively.

2000

Earnings per share

In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. The standard essentially harmonizes Canadian and U.S. standards, specifically in the areas of presenting earnings per share information, computing diluted earnings per share and disclosure requirements. The new standard requires restatement of prior year comparative information.


3 Acquisition of Wisconsin Central Transportation Corporation

On January 29, 2001, the Company, through an indirect wholly owned subsidiary, and WC entered into a merger agreement (the Merger) providing for the acquisition of all of the shares of WC by the Company for an acquisition cost of $1,301 million (U.S.$833 million). The Merger was approved by the shareholders of WC at a special meeting held on April 4, 2001. On September 7, 2001, the U.S. Surface Transportation Board rendered a decision, unanimously approving the Company's acquisition of WC. On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. The acquisition was financed by debt and cash on hand.

    The Company accounted for the Merger using the purchase method of accounting as required by CICA Handbook Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows: Current assets decreased by $10 million, Properties increased by $141 million, Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and Other liabilities and deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.

   The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
-------------------------------------------------------------------------------
Current assets                                                $     165
Properties                                                        2,576
Other assets and deferred charges                                   335
                                                              ----------
     Total assets acquired                                        3,076
                                                              ----------
Current liabilities                                                 363
Deferred income taxes                                               759
Other liabilities and deferred credits                              181
Long-term debt                                                      472
                                                              ----------
     Total liabilities assumed                                    1,775
                                                              ----------
Net assets acquired                                           $   1,301
                                                              ----------


4 Accounts receivable

In millions                           December 31,         2002            2001
-------------------------------------------------------------------------------
Freight
      Trade                                            $   321         $   309
      Accrued                                              150             119
Non-freight                                                310             298
                                                       ------------------------
                                                           781             726
Provision for doubtful accounts                            (59)            (81)
                                                       ------------------------
                                                       $   722         $   645
-------------------------------------------------------------------------------

The Company has a five-year revolving agreement, expiring in June 2003, to sell eligible freight trade receivables up to a maximum of $350 million of receivables outstanding at any point in time. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis compared to $168 million and U.S.$113 million (Cdn$179 million) at December 31, 2001. Recourse is limited to 10% of receivables sold and consists of additional freight trade receivables that have been recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight trade receivables sold. Other income included $9 million in 2002 and $10 million in each of 2001 and 2000 for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

    No servicing asset or liability has been recorded since the costs of servicing are compensated by the benefits of the agreement.

    The Receivables Purchase Agreement provides for customary indemnification provisions, which survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, for which there is no monetary limitation, as the Company does not expect to make any payments pertaining to the indemnifications of this program.

5 Properties

In millions                                             December 31, 2002                     December 31, 2001
----------------------------------------------------------------------------------------------------------------------------
                                                           Accumulated                             Accumulated
                                                  Cost    depreciation          Net        Cost   depreciation         Net
----------------------------------------------------------------------------------------------------------------------------
Track, roadway and land                       $ 16,727         $ 3,604     $ 13,123    $ 16,549        $ 3,510    $ 13,039
Rolling stock                                    3,841           1,392        2,449       3,703          1,336       2,367
Buildings                                        1,723             778          945       1,622            721         901
Other                                              892             511          381         919            503         416
                                              ------------------------------------------------------------------------------
                                              $ 23,183         $ 6,285     $ 16,898    $ 22,793        $ 6,070    $ 16,723
                                              ==============================================================================
Capital leases included in rolling stock       $ 1,348           $ 244      $ 1,104     $ 1,246          $ 218     $ 1,028
============================================================================================================================

6 Other assets and deferred charges

In millions                       December 31,         2002         2001
-------------------------------------------------------------------------
Investments                                           $ 380        $ 496
Prepaid benefit cost (Note 13)                          353          251
Deferred receivables                                     88          108
Unamortized debt issue costs                             41           42
Other                                                     1            4
                                                    ---------------------
                                                      $ 863        $ 901
-------------------------------------------------------------------------

Investments

As at December 31, 2002, the Company had $368 million ($478 million at December 31, 2001) of investments accounted for under the equity method and $12 million ($18 million at December 31, 2001) of investments accounted for under the cost method.

Investment in Tranz Rail Holdings Limited (Tranz Rail) and Australian Transport Network Limited (ATN)

In 2002, the Company sold its interests in Tranz Rail and ATN for aggregate net proceeds of $69 million, which approximated the carrying value of the investments. Prior to the sale, the Company had accounted for these investments as "available for sale."

Investment in English Welsh and Scottish Railway (EWS)

Through its acquisition of WC in 2001, the Company acquired 40.9% of EWS, a company which provides most of the rail freight services in Great Britain, operates freight trains through the English Channel tunnel and carries mail for the Royal Mail. The final fair value of the investment at the date of acquisition was determined based on the discounted cash flow method and a multiple of EWS earnings. The Company accounts for its investment in EWS using the equity method. At December 31, 2002, the excess of the Company's share of the book value of EWS' net assets over the carrying value of the investment is being depreciated over the life of its assets and is not significant.

Investment in 360networks Inc.

In June 2001, the Company recorded a charge of $99 million, $77 million after tax, to write down 100% of its net investment in 360networks Inc. and subsequently sold all of its shares. In 2000, the Company had recorded a gain of $84 million, $58 million after tax, related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.


7 Credit facilities

In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement contains customary financial covenants, based on U.S. GAAP, including limitations on debt as a percentage of total capitalization and maintenance of tangible net worth above pre-defined levels. Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2002, the Company had outstanding commercial paper of U.S.$136 million (Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at December 31, 2001. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December 31, 2002, letters of credit under the revolving credit facility amounted to $295 million.

8 Accounts payable and accrued charges

In millions                                   December 31,      2002      2001
-------------------------------------------------------------------------------
Trade payables                                                 $ 436     $ 385
Income and other taxes                                           251       236
Payroll-related accruals                                         235       218
Workforce reduction provisions                                   168       151
Personal injury and other claims (Note 20)                       136        51
Accrued charges                                                  113       131
Accrued interest                                                 104       141
Accrued operating leases                                          18        19
Other                                                             26        42
                                                          ---------------------
                                                             $ 1,487   $ 1,374
-------------------------------------------------------------------------------

9 Other liabilities and deferred credits

In millions                                   December 31,      2002      2001
-------------------------------------------------------------------------------
Personal injury and other claims,                            $   528     $ 379
     net of current portion (Note 20)
Workforce reduction provisions,
     net of current portion (A)                                  253       340
Accrual for post-retirement benefits
     other than pensions (B)                                     284       258
Environmental reserve, net of current portion                     81        73
Deferred credits and other                                       189       246
                                                          ---------------------
                                                             $ 1,335   $ 1,296
-------------------------------------------------------------------------------


A. Workforce reduction provisions (Note 14)

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next three years. Payments have reduced the provisions by $177 million for the year ended December 31, 2002 ($169 million for the year ended December 31, 2001). As at December 31, 2002, the aggregate provisions, including the current portion, amounted to $421 million ($491 million as at December 31, 2001).

B. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions                                   Year ended December 31,               2002               2001
------------------------------------------------------------------------------------------------------------
Benefit obligation at beginning of year                                            $ 309              $ 242
Amendments                                                                            18                 25
Actuarial loss                                                                       101                 20
Interest cost                                                                         23                 19
Service cost                                                                          13                 11
Foreign currency changes                                                              (1)                 6
Transfer from other plans                                                              -                  5
Benefits paid                                                                        (19)               (19)
                                                                      --------------------------------------
Benefit obligation at end of year                                                  $ 444              $ 309
------------------------------------------------------------------------------------------------------------


(ii) Funded status

In millions                                       December 31,                        2002             2001
------------------------------------------------------------------------------------------------------------
Unfunded benefit obligation at end of year                                           $ 444            $ 309
Unrecognized net actuarial loss                                                       (122)             (26)
Unrecognized prior service cost                                                        (38)             (25)
                                                                      --------------------------------------
Accrued benefit cost for post-retirement
     benefits other than pensions                                                    $ 284            $ 258
------------------------------------------------------------------------------------------------------------


(iii) Components of net periodic benefit cost

In millions         Year ended December 31,                              2002           2001           2000
------------------------------------------------------------------------------------------------------------
Interest cost                                                            $ 23           $ 19           $ 15
Service cost                                                               13             11              8
Amortization of prior service cost                                          5              3              1
Recognized net actuarial loss                                               4              2              1
                                                                      --------------------------------------
Net periodic benefit cost                                                $ 45           $ 35           $ 25
------------------------------------------------------------------------------------------------------------

(iv) Weighted-average assumptions

                                               December 31,              2002           2001           2000
-----------------------------------------------------------------------------------------------------------
Discount rate                                                            6.65%          6.97%         6.95%
Rate of compensation increase                                            4.00%          4.00%         4.25%
-----------------------------------------------------------------------------------------------------------

    For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 17% for 2003 and 18% for 2002. It is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter.

    A one-percentage-point change in the health care cost trend rate would not cause a material change in the Company's net periodic benefit cost nor the post-retirement benefit obligation.

10 Long-term debt

                                                                                  Currency
                                                                                  in which                    December 31,
In millions                                                       Maturity         payable              2002              2001
-------------------------------------------------------------------------------------------------------------------------------
Debentures and notes: (A)
Canadian National series:
              6.63% 10-year notes                             May 15, 2003           U.S.$           $   236             $ 239
              7.00% 10-year notes                            Mar. 15, 2004           U.S.$               419               422
              6.45% Puttable Reset Securities (PURS) (B)     July 15, 2006           U.S.$               394               398
              6.38% 10-year notes (C)                        Oct. 15, 2011           U.S.$               631               636
              6.80% 20-year notes (C)                        July 15, 2018           U.S.$               315               318
              7.63% 30-year debentures                        May 15, 2023           U.S.$               236               239
              6.90% 30-year notes (C)                        July 15, 2028           U.S.$               749               755
              7.38% 30-year debentures (C)                   Oct. 15, 2031           U.S.$               315               318

Illinois Central series:
              6.75% 10-year notes                             May 15, 2003           U.S.$               158               159
              7.75% 10-year notes                              May 1, 2005           U.S.$               158               159
              6.98% 12-year notes                            July 12, 2007           U.S.$                79                80
              6.63% 10-year notes                             June 9, 2008           U.S.$                32                32
              5.00% 99-year income debentures                 Dec. 1, 2056           U.S.$                12                12
              7.70% 100-year debentures                     Sept. 15, 2096           U.S.$               197               199

Wisconsin Central series:

              6.63% 10-year notes                           April 15, 2008           U.S.$               236               239
                                                            ------------------------------------------------------------------
Total debentures and notes                                                                             4,167             4,205

Other:
      Revolving credit facilities (Note 7)                                           U.S.$               142               273
      Commercial paper (D) (Note 7)                                                  U.S.$               214               339
      Capital lease obligations, amounts owing under
        equipment agreements and other (E)                                         Various             1,068             1,125
                                                            ------------------------------------------------------------------
Total other                                                                                            1,424             1,737
                                                            ------------------------------------------------------------------

Subtotal                                                                                               5,591             5,942
Less:
      Current portion of long-term debt                                                                  574               163
      Net unamortized discount                                                                            14                15
                                                            ------------------------------------------------------------------
                                                                                                         588               178
                                                            ------------------------------------------------------------------
                                                                                                     $ 5,003           $ 5,764
==============================================================================================================================


A. The Company's debentures and notes are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the revolving credit facility. Interest rates on commercial paper at December 31, 2002 range from approximately 1.4% to 1.7%.

E. Interest rates for the capital leases range from approximately 3.0% to 14.6% with maturity dates in the years 2003 through 2025. The imputed interest on these leases amounted to $498 million as at December 31, 2002, and $545 million as at December 31, 2001.

    The equipment agreements are payable by monthly or semi-annual installments over various periods to 2007 at interest rates ranging from 6.0% to 6.7%. As at December 31, 2002, the principal amount repayable was $14 million ($19 million as at December 31, 2001). The capital leases, equipment agreements, and other obligations are secured by properties with a net carrying amount of $1,122 million as at December 31, 2002 and $1,096 million as at December 31, 2001.

    During 2002, the Company recorded $114 million in assets it acquired through the exercise of purchase options on existing leases and leases for new equipment ($91 million in 2001). An equivalent amount was recorded in debt.

F. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2002 but excluding repayments of commercial paper and revolving credit facility of $214 million and $142 million, respectively, for the next five years and thereafter, are as follows:

Year                                                     In millions
----------------------------------------------------------------------------
2003                                                      $     574
2004                                                            560
2005                                                            246
2006                                                            438
2007                                                            164
2008 and thereafter                                           3,239
----------------------------------------------------------------------------

G. The aggregate amount of debt payable in U.S. currency as at December 31, 2002 is U.S.$3,164 million (Cdn$4,987 million) and U.S.$3,334 million (Cdn$5,302 million) as at December 31, 2001.

11 Capital stock and convertible preferred securities

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

o   Unlimited number of Common Shares, without par value
o Unlimited number of Class A Preferred Shares, without par value issuable in series
o Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2002, the Company issued 7.8 million shares of which 1.8 million shares (2.1 million shares in 2001 and 1.2 million shares in 2000) was related to stock options exercised and 6.0 million shares was related to the conversion of the Company's convertible preferred securities. The total number of common shares issued and outstanding was 197.5 million as at December 31, 2002.

C. Convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

    In 1999, the Company had issued 4.6 million 5.25% Securities due on June 30, 2029, at U.S.$50 per Security. These Securities were subordinated securities convertible into common shares of CN at the option of the holder at an original conversion price of U.S.$38.48 per common share, representing an original conversion rate of 1.2995 common shares for each Security.

D. Share repurchase programs

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of $67.68 per share.

    In 2001, the Board of Directors of the Company approved a share repurchase program under which the Company did not repurchase any common shares.

    In 2000, $529 million was used to repurchase 13 million common shares, the maximum allowed under the program, pursuant to a normal course issuer bid at an average price of $40.70 per share.


12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company's major plans is provided below:

A. Employee share plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 6% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees. Participation at December 31, 2002 was 8,911 employees (9,432 at December 31, 2001). The total number of ESIP shares purchased on behalf of employees, including the Company's contributions, was 497,459 in 2002, 516,726 in 2001 and 637,531 in 2000, resulting in a pre-tax charge to income of $9 million, $8 million and $6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

B. Mid-term incentive share unit plan

The Company has a share unit plan, which was approved by the Board of Directors in 2001, for designated senior management employees entitling them to receive payout on June 30, 2004 of a combination of common stock of the Company, as to fifty percent, and cash value, as to the remaining fifty percent.

    The share units vest conditionally upon the attainment of targets relating to the Company's share price during the six-month period ending June 30, 2004. At December 31, 2002, the total number of share units outstanding was 419,900, representing a potential maximum compensation cost of $21 million. Due to the nature of the vesting conditions, no compensation cost was recorded for 2002 and 2001. At December 31, 2002, an additional 45,100 share units remained authorized for future issuances under this plan.

C. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2002, an additional 2.6 million common shares remained authorized for future issuances under these plans.

    Options issued by the Company include conventional options, which vest over a period of time, and performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment. The total conventional and performance options outstanding at December 31, 2002 were 9.1 million and 2.0 million, respectively.

    Changes in the Company's stock options are as follows:

                                                                       Weighted-
                                                      Number             average
                                                  of options      exercise price
                                                 -------------------------------
                                                 In millions
--------------------------------------------------------------------------------
Outstanding at December 31, 1999 (1)                     8.3              $34.88
Granted                                                  2.2              $35.33
Canceled                                                (0.4)             $36.23
Exercised                                               (1.2)             $22.19
                                              -------------
Outstanding at December 31, 2000 (1)                     8.9              $34.95
Conversion of WC options                                 1.0              $58.63
Granted                                                  2.4              $50.65
Canceled                                                (0.3)             $46.01
Exercised                                               (2.1)             $30.43
                                               -------------

Outstanding at December 31, 2001 (1)(2)                  9.9              $43.62
Granted                                                  3.2              $76.78
Canceled                                                (0.2)             $56.98
Exercised                                               (1.8)             $39.16
                                               -------------
Outstanding at December 31, 2002 (1)(2)                 11.1              $53.50
--------------------------------------------------------------------------------

(1) Includes IC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

(2) Includes WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.


12. Stock options outstanding and exercisable as at December 31, 2002 were as follows:

                                           Options outstanding                          Options exercisable
-----------------------------------------------------------------------------------------------------------------
                                                        Weighted-      Weighted-                       Weighted-
                                                          average        average                         average
                                             Number      years to       exercise            Number      exercise
Range of exercise prices                 of options    expiration          price        of options         price
--------------------------------------------------------------------------------       --------------------------
                                        In millions                                   In millions
-----------------------------------------------------------------------------------------------------------------
$13.50-$23.72                                   0.1             3         $17.23              0.1         $17.23
$25.18-$35.01                                   2.1             6         $33.59              1.2         $32.48
$35.70-$49.45                                   3.2             6         $44.69              2.7         $44.56
$50.02-$69.77                                   2.5             8         $51.43              0.8         $52.93
$70.04 and above                                3.2             9         $77.59              0.1         $97.09
                                             ------                                        ------
Balance at December 31, 2002 (1)               11.1             7         $53.50              4.9         $44.01
-----------------------------------------------------------------------------------------------------------------

(1) Includes IC and WC converted stock options translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

D. Stock-based compensation cost

Compensation cost for performance-based stock option awards under these plans is determined by the options' intrinsic value in accordance with the CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments." No compensation cost was recognized for stock-based awards in 2002. Disclosures required under the fair value based accounting approach are presented in Note 2 - Accounting changes.


13 Pensions

The Company has retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The tables that follow pertain to all such plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan (the Pension Plan). The Company's other pension plans are not significant.

Description of plan

The Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Pension Plan and the related legislation.

Funding policy

Employee contributions to the Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Pension Plan was conducted as at December 31, 2001 and indicated a funding excess. Based on the Pension Plan's current position, the Company's contributions are expected to be approximately $75 million in each of 2003, 2004 and 2005.

Description of fund assets

The assets of the Pension Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. Based on the fair value of the assets held at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages, 50% in Canadian and foreign equities and 9% in real estate and oil and gas assets.

(a) Change in benefit obligation

In millions               Year ended December 31,               2002             2001
-------------------------------------------------------------------------------------
Benefit obligation at beginning of year                  $    11,156      $    10,855
Interest cost                                                    714              701
Actuarial (gain) loss                                            (92)              94
Service cost                                                      99               92
Plan participants' contributions                                  61               73
Foreign currency changes                                          (1)               6
Benefit payments and transfers                                  (694)            (665
                                                        -----------------------------
Benefit obligation at end of year                        $    11,243      $    11,156
                                                        -----------------------------

(b) Change in plan assets

In millions                      Year ended December 31,        2002             2001
-------------------------------------------------------------------------------------
Fair value of plan assets at beginning of year           $    11,763      $    12,455
Employer contributions                                            92               69
Plan participants' contributions                                  61               73
Foreign currency changes                                          (1)               6
Actual return on plan assets                                     (39)            (175)
Benefit payments and transfers                                  (694)            (665)
                                                         ----------------------------
Fair value of plan assets at end of year                 $    11,182      $    11,763
                                                         ----------------------------

(c) Funded status

In millions                      Year ended December 31,        2002             2001
-------------------------------------------------------------------------------------
Excess (deficiency) of fair value of plan assets
      over benefit obligation at end of year (1)         $       (61)     $       607
Unrecognized net actuarial (gain) loss (1)                       282             (537)
Unrecognized net transition obligation                            19               39
Unrecognized prior service cost                                  113              133
                                                         ----------------------------
Net amount recognized                                    $       353      $       242
                                                         ----------------------------

(1) Subject to future reduction for gain sharing under the terms of the plan.


(d) Amount recognized in the Consolidated Balance Sheet

In millions                      Year ended December 31,        2002             2001
-------------------------------------------------------------------------------------
Prepaid benefit cost (Note 6)                            $       353      $       251
Accrued benefit cost                                               -               (9)
                                                         ----------------------------
Net amount recognized                                    $       353      $       242
                                                         ----------------------------

(e) Components of net periodic benefit cost

In millions                    Year ended December 31,          2002             2001           2000
----------------------------------------------------------------------------------------------------
Interest cost                                            $       714      $       701      $     690
Service cost                                                      99               92             70
Amortization of net transition obligation                         20               20             19
Amortization of prior service cost                                20               20             19
Expected return on plan assets                                  (874)            (846)          (792)
Recognized net actuarial loss                                      1                -              -
                                                         -------------------------------------------
Net periodic benefit cost (income)                       $       (20)     $       (13)     $       6
                                                         -------------------------------------------

(f) Weighted-average assumptions

In millions                     Year ended December 31,         2002             2001           2000
----------------------------------------------------------------------------------------------------
Discount rate                                                   6.50%            6.50%          6.50%
Rate of compensation increase                                   4.00%            4.00%          4.25%
Expected return on plan assets for
       year ending December 31                                  9.00%            9.00%          9.00%
----------------------------------------------------------------------------------------------------

Effective January 1, 2003, the Company will reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.

    The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

14 Workforce reduction charges

In 2002, the Company announced 1,146 job reductions, in a renewed drive to improve productivity in all its corporate and operating functions, and recorded a charge of $120 million, $79 million after tax. In 2001, a charge of $98 million, $62 million after tax, was recorded for the reduction of 690 positions. Reductions relating to these charges were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.


15 Interest expense

In millions                   Year ended December 31,           2002             2001           2000
----------------------------------------------------------------------------------------------------
Interest on long-term debt                               $       353      $       314      $     306
Interest income                                                    -               (2)           (11)
                                                         -------------------------------------------
                                                         $       353      $       312      $     295
                                                         ===========================================
Cash interest payments                                   $       390      $       307      $     299
----------------------------------------------------------------------------------------------------


16 Other income

In millions                   Year ended December 31,           2002             2001           2000
----------------------------------------------------------------------------------------------------
Gain on disposal of properties                           $        41      $        53      $      57
Equity in earnings of English Welsh
       and Scottish Railway (Note 6)                              33                8              -
Investment income                                                 18               22              -
Foreign exchange gain                                             12                7             10
Gain on sale of interest in Detroit
       River Tunnel Company (A)                                    -              101              -
Write-down of investment
       in 360networks Inc. (Note 6)                                -              (99)             -
Gain on exchange of investment (Note 6)                            -                -             84
Net real estate costs                                            (15)             (20)           (22)
Other                                                            (13)              (7)            (3)
                                                         -------------------------------------------
                                                         $        76      $        65    $       126
====================================================================================================

A. In March 2001, the Company completed the sale of its 50 percent interest in the Detroit River Tunnel Company (DRT) for proceeds of $112 million and recorded a gain of $101 million, $82 million after tax. The DRT is a 1.6 mile rail-only tunnel crossing the Canada-U.S. border between Detroit and Windsor, Ontario.


17 Income taxes

The Company's consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions                    Year ended December 31,          2002             2001           2000
----------------------------------------------------------------------------------------------------
Federal tax rate                                                26.1%            28.1%         29.1%

Income tax expense at the statutory
   Federal tax rate                                      $      (219)     $      (314)     $    (353)

Income tax (expense) recovery resulting from:
   Provincial and other taxes                                    (97)            (134)          (148)
   Deferred income tax adjustment
      due to rate reductions                                       -                -             (4)
   U.S. tax rate differential                                      1                1              7
   Gain on disposals and dividends                                 6               27             20
   Other                                                          41               28             36
                                                         -------------------------------------------
Income tax expense                                       $      (268)     $      (392)     $    (442)
                                                         -------------------------------------------
Income before income taxes
   Canada                                                $       900      $       955      $     999
   U.S.                                                          (61)             164            217
                                                         -------------------------------------------
                                                         $       839      $     1,119      $   1,216
                                                         -------------------------------------------
Current income taxes
   Canada                                                $      (130)     $       (99)     $    (153)
   U.S.                                                           18               14            (71)
                                                         -------------------------------------------
                                                         $      (112)     $       (85)     $    (224)
                                                         -------------------------------------------
Deferred income taxes
   Canada                                                $      (161)     $      (226)     $    (228)
   U.S.                                                            5              (81)           10
                                                         -------------------------------------------
                                                         $      (156)     $      (307)     $    (218)
                                                         -------------------------------------------
Cash payments for income taxes                           $        65      $        63      $     101
----------------------------------------------------------------------------------------------------

    Significant components of deferred income tax assets and liabilities are as follows:

In millions                                                December 31,          2002           2001
----------------------------------------------------------------------------------------------------
Deferred income tax assets
Workforce reduction provisions                                            $       144      $     178
Accruals and other reserves                                                       263            182
Post-retirement benefits                                                           99             85
Losses and tax credit carryforwards                                                69             53
                                                                          --------------------------
                                                                                  575            498
                                                                          --------------------------
Deferred income tax liabilities
Properties and other                                                            4,278          4,074
                                                                          --------------------------
Total net deferred income tax liability                                         3,703          3,576
Net current deferred income tax asset                                             122            153
                                                                          --------------------------
Net long-term deferred income tax liability                               $     3,825      $   3,729
                                                                          ==========================
Net deferred income tax liability
  Canada                                                                  $       436      $     291
  U.S.                                                                          3,267          3,285
                                                                          --------------------------
                                                                          $     3,703      $   3,576
----------------------------------------------------------------------------------------------------

The Company expects to realize its deferred income tax assets from the generation of future taxable income, as the related payments are made and losses and tax credits carryforwards are utilized.

    The Company recognized tax credits of $9 million in 2002 for research and development expenditures ($35 million in 2001 for investment tax credits) not previously recognized, which reduced the cost of properties.

18 Segmented information

The Company operates in one business segment with operations and assets in Canada and the United States.

Information on geographic areas

In millions               Year ended December 31,               2002             2001           2000
----------------------------------------------------------------------------------------------------
Revenues:
        Canadian rail                                    $     3,726      $     3,675      $   3,668
        U.S. rail                                              2,384            1,977          1,778
                                                         -------------------------------------------
                                                         $     6,110      $     5,652      $   5,446
                                                         ===========================================
Operating income:
        Canadian rail                                    $       954      $       966      $   1,025
        U.S. rail                                                162              400            360
                                                         -------------------------------------------
                                                         $     1,116      $     1,366      $   1,385
                                                         ===========================================
Net income:
        Canadian rail                                    $       577      $        591     $     589
        U.S. rail                                                 (6)              136           185
                                                         -------------------------------------------
                                                         $       571      $       727      $     774
                                                         ===========================================
Depreciation and amortization:
        Canadian rail (A)                                $       278      $       255      $     232
        U.S. rail                                                228              214            189
                                                         -------------------------------------------
                                                         $       506      $       469      $     421
                                                         ===========================================
Capital expenditures: (B)
        Canadian rail (C)                                $       491      $       484      $     541
        U.S. rail                                                194              177            215
                                                         -------------------------------------------
                                                         $       685      $       661      $     756
                                                         ===========================================

In millions                          December 31,               2002             2001
-------------------------------------------------------------------------------------
Identifiable assets:
        Canadian rail                                    $     7,402      $     6,987
        U.S. rail (D)                                         11,522           11,801
                                                         ----------------------------
                                                         $    18,924      $    18,788
-------------------------------------------------------------------------------------

(A) Includes $7 million (2001: $6 million, 2000: $9 million) of depreciation and amortization of properties related to other business activities.

(B) Represents additions to properties that include non-cash capital expenditures financed through capital lease arrangements.

(C) Includes $4 million (2001: $5 million, 2000: $9 million) of additions to properties related to other business activities.

(D) Includes equity holdings in foreign investments held by the Company's U.S. subsidiaries.


19 Earnings per share

The 2000 comparative figures have been restated to conform to the new accounting standard as explained in Note 2. The amended CICA Section 1650 "Foreign Currency Translation" requires restatement of prior years' income and, as such, earnings per basic and diluted share for 2000 have increased by $0.01, respectively.

                                     Year ended December 31,         2002             2001            2000
--------------------------------------------------------------------------------------------------------------
Basic earnings per share                                      $      2.87     $       3.72     $       3.91
Diluted earnings per share                                    $      2.82     $       3.62     $       3.82
                                                             =================================================

    The following table provides a reconciliation between basic and diluted earnings per share:

In millions                                    Year ended December 31,       2002             2001          2000
-----------------------------------------------------------------------------------------------------------------
Net income                                                              $     571     $        727   $       774
Dividends on convertible preferred
     securities (Note 11)                                                       6               12            11
                                                                       ------------------------------------------
                                                                        $     565     $        715   $       763
                                                                       ==========================================

Weighted-average shares outstanding                                         196.7            192.1         195.0
Effect of dilutive securities and stock options                               6.1              8.9           7.8
                                                                       ------------------------------------------
Weighted-average diluted shares outstanding                                 202.8             201.0        202.8
-----------------------------------------------------------------------------------------------------------------

At December 31, 2002, 3.2 million stock options at a weighted-average exercise price of $77.56 were not included in the calculation of diluted earnings per share since their inclusion would have had an anti-dilutive impact.

20 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2002, the Company's commitments under operating and capital leases are $1,154 million and $1,407 million, respectively. Annual net minimum payments in each of the next five years and thereafter, are as follows:

Year                              In millions                               Operating            Capital
----------------------------------------------------------------------------------------------------------
2003                                                                  $           212     $          168
2004                                                                              188                153
2005                                                                              167                111
2006                                                                              139                 68
2007                                                                              120                123
2008 and thereafter                                                               328                784
                                                                      ----------------------------------
                                                                      $         1,154              1,407
Less: imputed interest on capital
      leases at rates ranging from
      approximately 3.0% to 14.6%                                                                    498
                                                                                         ---------------
Present value of minimum lease payments
      at current rate included in debt                                                   $           909
----------------------------------------------------------------------------------------------------------

Rent expense for operating leases was $269 million, $258 million and $219 million for the years ended December 31, 2002, 2001 and 2000, respectively. Contingent rentals and sublease rentals were not significant.

    The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

B. Other commitments

As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million. Furthermore, as at December 31, 2002, the Company had entered into agreements with fuel suppliers to purchase approximately 38% of its anticipated 2003 volume and 8% of its anticipated 2004 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

    In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

    In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years. In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.

    Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.

    Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.

    The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in 2002, ($78 million in 2001 and $60 million in 2000) and payments for such items were $156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

    Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

    While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i) the lack of specific technical information available with respect to many sites;

(ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv) the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company's financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

    As at December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million as at December 31, 2001). During 2002, payments of $16 million were applied to the provision for environmental costs compared to $14 million in 2001 and $11 million in 2000. The Company anticipates that the majority of the liability at December 31, 2002 will be paid out over the next five years.

    In addition, related environmental capital expenditures were $19 million in both 2002 and 2001 and $20 million in 2000. The Company expects to incur capital expenditures relating to environmental matters of approximately $20 million in each of 2003 and 2004 and $17 million in 2005.

E. Standby letters of credit

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers' compensation and other employee benefits and $69 million was for equipment under leases and other.

    As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

F. General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors;
(g) transfer agent and registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payment cannot be determined with certainty, however, may be material.

21 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

    The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company's counterparties was immaterial at December 31, 2002. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance.

    Realized gains and losses from the Company's fuel hedging activities were a $3 million gain, a $6 million loss and a $49 million gain for the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, the Company has hedged approximately 47% of the estimated 2003 fuel consumption and 25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of U.S.$0.5865 per U.S. gallon. Unrecognized gains and losses from the Company's fuel hedging activities were a $30 million gain, a $38 million loss and a $17 million loss as at December 31, 2002, 2001 and 2000, respectively.

(iii) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.

    For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar denominated long-term debt into the Canadian dollar, the Company has designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company's U.S. dollar denominated long-term debt are recorded in Currency translation, which forms part of Shareholders' equity.

(iv) Interest rates

From time to time, the Company enters into interest rate swap transactions for the purpose of minimizing the volatility in the fair value of certain fixed-interest long-term debt. In 2002 and 2001, the Company did not enter into any interest rate swap transactions.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Accounts payable and accrued charges, and Other current liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii)     Other assets and deferred charges:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company's proportionate share of its net assets.

(iii)    Long-term debt:

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

(iv)     Convertible preferred securities:

In 2001, the fair value of the Company's convertible preferred securities was estimated based on the quoted market price.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as at December 31, 2002 and 2001 for which the carrying values on the Consolidated Balance Sheet are different from the fair values:

In millions                                            December 31, 2002            December 31, 2001
--------------------------------------------------------------------------------------------------------
                                                   Carrying           Fair       Carrying          Fair
                                                     amount          value         amount         value
--------------------------------------------------------------------------------------------------------
Financial assets

Investments                                   $      380     $      440      $         496  $       551

Financial liabilities

Long-term debt
       (including current portion)            $    5,577     $    5,738      $       5,927  $     5,986

Other

Convertible preferred securities              $        -     $        -      $         327  $       479
--------------------------------------------------------------------------------------------------------

22 Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of Canadian National Railway Company are expressed in Canadian dollars and are prepared in accordance with Canadian GAAP which conform, in all material respects, with U.S. GAAP except as described below:

A. Reconciliation of net income

The application of U.S. GAAP would have the following effects on the net income as reported:

In millions                             Year ended December 31,         2002          2001        2000
-------------------------------------------------------------------------------------------------------
Net income - Canadian GAAP                                       $       571     $     727   $     774
Adjustments in respect of:
   Property capitalization, net of depreciation                          363           339         278
   Interest on convertible preferred securities                           (9)          (19)        (18)
   Stock-based compensation cost                                          (9)          (19)         (3)
   Income tax rate reductions                                              -           122          (4)
   Income tax expense on current year
       U.S. GAAP adjustments                                            (116)         (110)        (90)
                                                                ---------------------------------------
Net income - U.S. GAAP                                           $       800     $   1,040   $     937
                                                                =======================================

(i) Property capitalization

Under Canadian GAAP, the Company capitalizes only the material component of track replacement costs, to the extent it meets the Company's minimum threshold for capitalization, whereas under U.S. GAAP the labor, material and related overheads are capitalized. Furthermore, the Company capitalizes under U.S. GAAP all major expenditures for work that extends the useful life and/or improves the functionality of bridges and other structures and freight cars.

(ii) Stock-based compensation

As explained in Note 2, effective January 1, 2002, the Company adopted the CICA recommendations related to the accounting for stock-based compensation and other stock-based payments. The Company has elected to prospectively apply the recommendations to its awards of conventional and performance-based employee stock options granted on or after January 1, 2002. Compensation cost attributable to performance-based employee stock option awards granted before such date continues to be a reconciling difference.

(iii) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the interest on the Securities until July 3, 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

(iv) Foreign exchange

In 2001, the Company early adopted the CICA amended recommendations of Section 1650 "Foreign Currency Translation," which essentially harmonizes Canadian and U.S. accounting standards by eliminating the deferral and amortization of unrealized translation gains or losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of a fiscal year and recognizing them into net income immediately. As required by the amended section, the Company has retroactively restated all prior period financial statements presented.

(v) Income tax expense

In 2001, under U.S. GAAP, the Company recorded a reduction to its net deferred income tax liability resulting from the enactment of lower corporate tax rates in Canada. As a result, a deferred income tax recovery of $122 million was recorded in the Consolidated statement of income and a deferred income tax expense of $32 million was recorded in Other comprehensive income. For Canadian GAAP purposes, there was no adjustment in 2001 as the impact resulting from lower corporate tax rates was accounted for in 2000 when the rates were substantively enacted. For the year ended December 31, 2000, the Canadian GAAP adjustment was a $4 million expense as the deferred tax position under Canadian GAAP was different.


B. Earnings per share

In 2000, the Company early adopted the CICA recommendations related to the presentation of earnings per share. Although the standard essentially harmonizes Canadian and U.S. standards, the earnings per share calculations continue to differ due to differences in the earnings figures.

(i) Basic earnings per share

             Year ended December 31,               2002        2001        2000
-------------------------------------------------------------------------------
Net income - U.S. GAAP                          $  4.07     $  5.41     $  4.81

Weighted-average number of
  common shares outstanding
  (millions) - U.S. GAAP                          196.7       192.1       195.0
-------------------------------------------------------------------------------

(ii) Diluted earnings per share

             Year ended December 31,               2002        2001        2000
-------------------------------------------------------------------------------
Net income - U.S. GAAP                          $  3.97     $  5.23     $  4.67

Weighted-average number of
  common shares outstanding
  (millions) - U.S. GAAP                          202.8       201.0       202.8
-------------------------------------------------------------------------------

C. Reconciliation of significant balance sheet items

(i) Shareholders' equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders' equity is not permitted under U.S. GAAP.

     Under Canadian GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Retained earnings.

     Under Canadian GAAP, costs related to the sale of shares have been deducted from Contributed surplus. For U.S. GAAP purposes, these amounts would have been deducted from Capital stock.

     Under Canadian GAAP, the excess in cost over the stated value resulting from the repurchase of shares was allocated first to Capital stock, then to Contributed surplus and finally to Retained earnings. Under U.S. GAAP, the excess would have been allocated to Capital stock followed by Retained earnings.

     For Canadian and U.S. GAAP purposes, the Company designated all U.S. dollar denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under Canadian GAAP, the resulting net unrealized foreign exchange gain, from the date of designation, has been included in Currency translation. For U.S. GAAP purposes, the resulting net unrealized foreign exchange gain has been included as part of Accumulated other comprehensive income, a separate component of Shareholders' equity, as required under Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income."

(ii) Minimum pension liability adjustment

In 2002 and 2001, one of the Company's pension plans had an accumulated benefit obligation in excess of the fair value of the plan assets. Under U.S. GAAP, this gave rise to an additional minimum pension liability. An intangible asset was recognized up to the amount of the unrecognized prior service cost and the difference has been recorded in Accumulated other comprehensive income, a separate component of Shareholders' equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

(iii) Derivative instruments

On January 1, 2001, under U.S. GAAP, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." In accordance with these statements, the Company has recorded in its balance sheet the fair value of derivative instruments used to hedge a portion of the Company's fuel requirements. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive income, a separate component of Shareholders' equity. There are no similar requirements under Canadian GAAP.

(iv) Convertible preferred securities

As explained in Note 11, the Convertible preferred securities (Securities) were converted into common shares of the Company on July 3, 2002. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity.

22 Reconciliation of Canadian and United States generally accepted accounting principles (continued)

(v) The application of U.S. GAAP would have a significant effect on the following balance sheet items as reported:

In millions                      December 31,                 2002         2001
-------------------------------------------------------------------------------

Current assets - Canadian GAAP                            $  1,163     $  1,164
Fuel derivative instruments                                     29            -
                                                      -------------------------
Current assets - U.S. GAAP                                $  1,192     $  1,164
                                                      =========================

Properties - Canadian GAAP                                $ 16,898     $ 16,723
Property capitalization, net of depreciation                 2,783        2,422
                                                      -------------------------
Properties - U.S. GAAP                                    $ 19,681     $ 19,145
                                                      =========================

Other assets and deferred charges -                       $    863     $    901
  Canadian GAAP
Fuel derivative instruments                                      1            -
Intangible asset                                                 1            1
Debt issue costs                                                 -           12
Other assets and deferred charges -
                                                      -------------------------
  U.S. GAAP                                               $    865     $    914
                                                      =========================

Current liabilities - Canadian GAAP                       $  2,134     $  1,638
Fuel derivative instruments                                      -           31
                                                      -------------------------
Current liabilities - U.S. GAAP                           $  2,134     $  1,669
                                                      =========================

Deferred income tax liability -                           $  3,825     $  3,729
  Canadian GAAP
Cumulative effect of prior years' adjustments
  to income                                                    955          845
Income taxes on current year U.S. GAAP
  adjustments                                                  116          110
Income taxes on translation of U.S. to Canadian
  GAAP adjustments                                              16           13
Income taxes on minimum pension liability
  adjustment                                                   (13)          (6)
Income taxes on fuel derivative instruments                     10          (13)
Income tax rate reductions                                     (86)         (86)
Other                                                            3           (1)
                                                      -------------------------
Deferred income tax liability - U.S. GAAP                 $  4,826     $  4,591
                                                      =========================

Other liabilities and deferred credits -                  $  1,335     $  1,296
  Canadian GAAP
Stock-based compensation                                        33           24
Minimum pension liability adjustment                            38           18
Fuel derivative instruments                                      -            7
Other liabilities and deferred credits -
                                                      -------------------------
 U.S. GAAP                                                $  1,406     $  1,345
                                                      =========================

Capital stock - Canadian GAAP                             $  3,558     $  3,209
Capital reorganization                                       1,300        1,300
Stock-based compensation                                        49           48
Foreign exchange loss on
  convertible preferred securities                              12            -
Costs related to the sale of shares                            (33)         (33)
Share repurchase program                                      (101)         (82)
                                                      -------------------------
Capital stock - U.S. GAAP                                 $  4,785     $  4,442
                                                      =========================



In millions                      December 31,                 2002         2001
-------------------------------------------------------------------------------

Convertible preferred securities -                        $      -     $    327
  Canadian GAAP
Debt issue costs                                                 -           12
Foreign exchange loss on convertible
  preferred securities                                           -           27
Convertible preferred securities
                                                       ------------------------
  (classified as debt)  - U.S. GAAP                       $      -     $    366
                                                      =========================

Contributed surplus - Canadian GAAP                       $    175     $    178
Dividend in kind with respect to land transfers                248          248
Costs related to the sale of shares                             33           33
Other transactions and related income tax effect                18           18
Share repurchase program                                        15           12
Capital reorganization                                        (489)        (489)
                                                       ------------------------
Contributed surplus - U.S. GAAP                           $      -     $      -
                                                      =========================

Currency translation - Canadian GAAP                      $    132     $    133
Unrealized foreign exchange gain (loss) on translation
  U.S. to Canadian GAAP adjustments,
  net of applicable taxes                                        1           (7)
Fuel derivative instruments,
  net of applicable taxes                                       20          (25)
Income tax rate reductions                                     (32)         (32)
Minimum pension liability adjustment,
  net of applicable taxes                                      (24)         (11)
Accumulated other comprehensive income -
                                                       ------------------------
 U.S. GAAP                                                $     97     $     58
                                                      =========================

Retained earnings - Canadian GAAP                         $  2,762     $  2,514
Cumulative effect of prior years' adjustments
  to income                                                  1,449        1,136
Current year adjustments to net income                         229          313
Share repurchase program                                        86           70
Cumulative dividend on convertible preferred securities
  securities                                                    38           32
Capital reorganization                                        (811)        (811)
Dividend in kind with respect to land transfers               (248)        (248)
Other transactions and related income tax effect               (18)         (18)
                                                       ------------------------
Retained earnings - U.S. GAAP                             $  3,487     $  2,988
                                                      =========================

23 Quarterly financial data - unaudited

In millions, except per share data
----------------------------------------------------------------------------------------------------------------------------
                                                     2002                                            2001
                                  First      Second       Third      Fourth        First      Second       Third      Fourth
                               ---------------------------------------------------------------------------------------------
Revenues                       $  1,509    $  1,551    $  1,503    $  1,547     $  1,398    $  1,392    $  1,325    $  1,537
Operating income               $    372    $    385    $    362    $     (3)    $    362    $    245    $    331    $    428
Net income                     $    211    $    212    $    187    $    (39)    $    271    $     40    $    178    $    238

Basic earnings per share       $   1.08    $   1.08    $   0.93    $  (0.20)    $   1.40    $   0.19    $   0.91    $   1.22

Diluted earnings per share     $   1.04    $   1.04    $   0.92    $  (0.19)    $   1.36    $   0.19    $   0.88    $   1.18

Dividend declared per share    $  0.215    $  0.215    $  0.215    $  0.215     $  0.195    $  0.195    $  0.195    $  0.195
----------------------------------------------------------------------------------------------------------------------------

(1) In the fourth quarter of 2002, the Company recorded a charge of $281 million ($173 million after tax) to increase its liability for U.S. personal injury and other claims and a charge for workforce reductions of $120 million ($79 million after tax).


24 Comparative figures

Certain figures, previously reported for 2001 and 2000, have been reclassified to conform with the basis of presentation adopted in the current year.

                                                                          ITEM 8


Canadian National Railway Company
Management's Discussion and Analysis                               Canadian GAAP


Management's discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries, including Grand Trunk Corporation (GTC), Illinois Central Corporation (IC) and Wisconsin Central Transportation Corporation (WC), the latter from October 9, 2001. As used herein, the word "Company" means, as the context requires, CN and its subsidiaries. CN's common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The MD&A should be read in conjunction with the Company's annual consolidated financial statements.


Financial results

2002 compared to 2001

On October 9, 2001, the Company completed its acquisition of WC and began a phased integration of the companies' operations. Accordingly, in the following discussion, the Company's results of operations include the results of WC, which were fully integrated into those of the Company in 2002.

The Company recorded consolidated net income of $571 million ($2.87 per basic share) for the year ended December 31, 2002 compared to $727 million ($3.72 per basic share) for the year ended December 31, 2001. Diluted earnings per share were $2.82 for the current year compared to $3.62 in 2001. Operating income was $1,116 million for 2002 compared to $1,366 million in 2001.
     The years ended December 31, 2002 and 2001 include items impacting the comparability of the results of operations. Included in 2002 is a fourth quarter charge of $281 million, or $173 million after tax, to increase the Company's provision for U.S. personal injury and other claims, including occupational disease and property damage claims, and a charge for workforce reductions of $120 million, or $79 million after tax. In 2001, the Company recorded a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company's net investment in 360networks Inc. of $99 million, or $77 million after tax and a gain of $101 million, or $82 million after tax related to the sale of the Company's 50 percent interest in the Detroit River Tunnel Company (DRT).


Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $823 million ($4.15 per basic share or $4.07 per diluted share) in 2002 compared to $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001, an increase of $39 million, or 5%. Adjusted operating income(1), excluding the 2002 charge to increase the Company's provision for U.S. personal injury and other claims and the 2002 and 2001 workforce reduction charges, increased by $53 million, or 4%, to $1,517 million. The related operating ratio was 75.2% in 2002 compared to 74.1% in 2001, a 1.1-point increase.

(1) The Company's results of operations include items affecting the comparability of results. Management believes adjusted consolidated net income and the resulting adjusted performance measures for such items as operating income, operating ratio, per share data and other statistical measures are useful measures of performance that facilitate period-to-period comparisons. These adjusted measures do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore, should not be considered in isolation.

Revenues
Revenues for the year ended December 31, 2002 totaled $6,110 million compared to $5,652 million in 2001. The increase of $458 million, or 8%, was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002. In addition, revenue gains were made in petroleum and chemicals, automotive, intermodal and forest products. These overall increases in revenues were partly offset by continued weakness in Canadian grain, coal, and metals and minerals. Revenue ton miles increased by 4% relative to 2001 and freight revenue per revenue ton mile increased by 4%.

-----------------------------------------------------------------------------------------------------------------
Year ended December 31,               2002             2001          2002          2001       2002         2001
-----------------------------------------------------------------------------------------------------------------
                                                                                              Freight revenue
                                    Revenues                         Revenue ton miles      per revenue ton mile
-----------------------------------------------------------------------------------------------------------------
                                   In millions                                                      In cents
-----------------------------------------------------------------------------------------------------------------
Petroleum and chemicals                 $ 1,102        $ 923        30,006        25,243       3.67          3.66
Metals and minerals                         521          458        13,505        10,777       3.86          4.25
Forest products                           1,323        1,088        33,551        29,639       3.94          3.67
Coal                                        326          338        14,503        15,566       2.25          2.17
Grain and fertilizers                       986        1,161        35,773        42,728       2.76          2.72
Intermodal                                1,052          969        29,257        26,257       3.60          3.69
Automotive                                  591          520         3,281         2,885      18.01         18.02
Other items *                               209          195             -             -          -             -
-----------------------------------------------------------------------------------------------------------------
Total                                   $ 6,110      $ 5,652       159,876       153,095       3.69          3.56
-----------------------------------------------------------------------------------------------------------------
    * Principally non-freight revenues derived from third parties

Petroleum and chemicals

Revenues for the year ended December 31, 2002 increased by $179 million, or 19%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, strong sulfur traffic to the United States and offshore markets and market share gains in various sectors. The revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul for non-WC traffic.

                                              Percentage of revenues
                                       ------------------------------
Petroleum and plastics                                           54%
Chemicals                                                        46%
----------------------------------------------------------------------------

                              1998      1999       2000      2001      2002
                        ----------------------------------------------------

Carloads*                      485       494        512       519       587
(In thousands)
----------------------- ----------------------------------------------------
*Includes WC from October 9, 2001

Metals and minerals
Revenues for the year ended December 31, 2002 increased by $63 million, or 14%, over 2001. The increase was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, market share gains in the non-ferrous segment, particularly aluminum, and strong construction materials traffic. Partly offsetting these gains were the effects of weak steel markets in the first half of the year, one-time gains in 2001 and reduced traffic in specific segments due to ongoing customer strikes. Revenue per revenue ton mile decreased by 9% over 2001 mainly due to an increase in longer haul traffic and the inclusion of certain lower rated WC traffic.

                                              Percentage of revenues
                                     --------------------------------
Metals                                                           69%
Minerals                                                         31%
----------------------------------------------------------------------------

                              1998      1999       2000      2001      2002
                      ------------------------------------------------------

Carloads*                      273       266        256       287       388
(In thousands)
----------------------------------------------------------------------------
*Includes WC from October 9, 2001

Forest products
Revenues for the year ended December 31, 2002 increased by $235 million, or 22%, over 2001. Growth was mainly due to the inclusion of a full year of revenues attributable to the operations of WC in 2002, a strong North American housing market and improving pulp and paper markets. Also contributing to growth in the second half of the year was strong lumber shipments from CN's western lumber producers, who were less impacted by the softwood lumber duties. The increase in revenue per revenue ton mile of 7% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

                                              Percentage of revenues
                                      -------------------------------
Lumber                                                           31%
Fibers                                                           29%
Paper                                                            28%
Panels                                                           12%
---------------------------------------------------------------------

                              1998      1999       2000      2001      2002
                        ----------------------------------------------------

Carloads*                      479       481        486       501       600
(In thousands)
----------------------- ----------------------------------------------------
*Includes WC from October 9, 2001

Coal
Revenues for the year ended December 31, 2002 decreased by $12 million, or 4%, over 2001. The decrease is mainly attributable to weak Canadian coal exports to offshore markets and reduced demand from power utilities in the first half of the year. The revenue per revenue ton mile increase of 4% was mainly due to a decrease in longer haul traffic.

                                              Percentage of revenues
                          ------------------------------------------

Coal                                                             86%
Petroleum coke                                                   14%
--------------------------------------------------------------------


                              1998      1999       2000      2001      2002
                          --------------------------------------------------

Carloads*                      534       558        528       517       499
(In thousands)
----------------------------------------------------------------------------
*Includes WC from October 9, 2001

Grain and fertilizers
Revenues for the year ended December 31, 2002 decreased by $175 million, or 15%, over 2001. The decrease reflects a significant deterioration in the Canadian grain crop, a decline in U.S. originated traffic and the loss of a potash move. The revenue per revenue ton mile increased by 1% mainly as a result of an increase in regulated grain rates.

                                              Percentage of revenues
                                       ------------------------------

Food grain                                                       25%
Oil seeds                                                        26%
Feed grain                                                       22%
Potash                                                           14%
Fertilizers                                                      13%
--------------------------------------------------------------------


                              1998      1999       2000      2001      2002
                      ------------------------------------------------------

Carloads*                      537       542        567       590       535
(In thousands)
--------------------- ------------------------------------------------------
*Includes WC from October 9, 2001


Intermodal
Revenues for the year ended December 31, 2002 increased by $83 million, or 9%, over 2001. Growth in the international segment was driven by market share gains by steamship lines served by CN. The domestic segment benefited from growing North American markets, particularly in Canada. Revenue per revenue ton mile decreased by 2%, mainly due to a higher average fuel surcharge in 2001 and an increase in the average length of haul.

                                                    Percentage of revenues
                            -----------------------------------------------

Domestic                                                               57%
International                                                          43%
---------------------------------------------------------------------------


                              1998      1999       2000      2001      2002
                          --------------------------------------------------

Carloads*                      918       994      1,121     1,103     1,237
(In thousands)
----------------------------------------------------------------------------
*Includes WC from October 9, 2001

Automotive
Revenues for the year ended December 31, 2002 increased by $71 million, or 14%, from 2001. The increase reflects strong motor vehicle production in both Canada and the United States. The revenue per revenue ton mile remained relatively unchanged for the year as the effect of the weaker Canadian dollar was offset by an increase in the average length of haul.

                                              Percentage of revenues
                                     -------------------------------
Finished vehicles                                                83%
Auto parts                                                       17%
--------------------------------------------------------------------

                              1998      1999       2000       2001     2002
                        ----------------------------------------------------

Carloads*                      257       310        326        304      318
(In thousands)
----------------------------------------------------------------------------
*Includes WC from October 9, 2001

Operating expenses
Operating expenses amounted to $4,994 million in 2002 compared to $4,286 million in 2001. The increase was mainly due the inclusion of a full year of expenses attributable to the operations of WC in 2002, higher Casualty and other expenses resulting primarily from the 2002 charge to increase the Company's liability for U.S. personal injury and other claims, and increased expenses for labor and fringe benefits that included a higher workforce reduction charge in 2002 compared to 2001. These increases were partly offset by lower fuel costs. Operating expenses, excluding the 2002 charge for U.S. personal injury and other claims and the 2002 and 2001 workforce reduction charges, amounted to $4,593 million, an increase of $405 million, or 10%, from 2001.(1)

Dollars in millions     Year ended December 31,           2002                         2001
--------------------------------------------------------------------------------------------------
                                                                  % of                       % of
                                                   Amount       revenue         Amount     revenue
--------------------------------------------------------------------------------------------------
Labor and fringe benefits                         $ 2,051         33.6%        $ 1,810       32.0%
Purchased services and material                       908         14.9%            811       14.4%
Depreciation and amortization                         499          8.1%            463        8.2%
Fuel                                                  459          7.5%            485        8.6%
Equipment rents                                       353          5.8%            314        5.5%
Casualty and other                                    724         11.8%            403        7.1%
--------------------------------------------------------------------------------------------------
Total                                             $ 4,994                      $ 4,286
--------------------------------------------------------------------------------------------------

Labor and fringe benefits: Labor and fringe benefit expenses in 2002 increased by $241 million, or 13%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002, a higher workforce reduction charge in 2002, wage increases, and higher benefit expenses, including health and welfare, particularly in the U.S. These increases were partly offset by the effects of a reduced workforce in 2002.
     In 2002, the Company announced 1,146 job reductions in a renewed drive to improve productivity and recorded a workforce reduction charge of $120 million. Reductions relating to this and the 2001 workforce reduction charge were 388 in 2001, 433 in 2002, with the remainder to be completed by the end of 2003. The charges included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These costs increased by $97 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and higher expenses for professional services and joint facilities. These increases were partly offset by reduced expenses for crew transportation and lodging in 2002.

Depreciation and amortization: Depreciation and amortization expense in 2002 increased by $36 million, or 8%, as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and the impact of net capital additions in the current year. Fuel:
Fuel expense in 2002 decreased by $26 million, or 5%, as compared to 2001. The decrease was primarily due to a decrease in the average price of fuel, partially offset by the inclusion of a full year of expenses attributable to the operations of WC in 2002.

Equipment rents: These expenses increased by $39 million, or 12%, in 2002 as compared to 2001. The increase was mainly due to the inclusion of a full year of expenses attributable to the operations of WC in 2002 and lower car hire income, partly offset by reduced expenses for long-term operating leases.

Casualty and other: These expenses increased by $321 million, or 80%, in 2002 as compared to 2001. The increase was mainly due to higher expenses for personal injury and other claims which included a fourth quarter 2002 charge of $281 million to increase the Company's provision for U.S. personal injury and other claims, including occupational disease claims, and higher derailment related expenses. Partly offsetting these increases were lower expenses related to environmental matters and bad debts.


Other
Interest expense: Interest expense increased by $41 million to $353 million for the year ended December 31, 2002 as compared to 2001. The increase was mainly due to the financing related to the acquisition of WC and the inclusion of a full year of WC expenses in 2002. Partly offsetting these increases was the maturity of certain notes in 2001.

Other income: In 2002, the Company recorded other income of $76 million compared to $65 million in 2001. The increase was mainly due to the inclusion of a full year of equity in earnings of English Welsh and Scottish Railway (EWS) in 2002 partly offset by lower gains on disposal of properties. Included in 2001 was a charge of $99 million to write down the Company's net investment in 360networks Inc. and a gain of $101 million related to the sale of the Company's 50 percent interest in DRT.

Income tax expense: The Company recorded an income tax expense of $268 million for the year ended December 31, 2002 compared to $392 million in 2001. The effective tax rate for the year ended December 31, 2002 decreased to 31.9% from 35.0% in 2001, due mainly to lower income tax rates in Canada.

2001 compared to 2000
The Company recorded consolidated net income of $727 million ($3.72 per basic share) for the year ended December 31, 2001 compared to $774 million ($3.91 per basic share) for the year ended December 31, 2000. Diluted earnings per share were $3.62 for 2001 compared to $3.82 in 2000. The results for 2001 include net income of $11 million related to the acquisition of WC. Operating income was $1,366 million for 2001 compared to $1,385 million in 2000. This represents a decrease of $19 million, or 1%.

     The years ended December 31, 2001 and 2000 include items impacting the comparability of the results of operations. Included in 2001 is a charge for workforce reductions of $98 million, or $62 million after tax, a charge to write down the Company's net investment in 360networks Inc. of $99 million, or $77 million after tax and a gain of $101 million, or $82 million after tax related to the sale of the Company's 50 percent interest in DRT. In 2000, the Company recorded a gain of $84 million, or $58 million after tax related to the exchange of its minority equity investments in certain joint venture companies for 11.4 million shares of 360networks Inc.

     Excluding the effects of the items discussed in the preceding paragraph, adjusted consolidated net income(1) was $784 million ($4.02 per basic share or $3.90 per diluted share) in 2001 compared to $716 million ($3.61 per basic share or $3.54 per diluted share) in 2000. Adjusted operating income(1), excluding the 2001 charge for workforce reductions, increased by $79 million, or 6%, to $1,464 million. The operating ratio, excluding the 2001 charge for workforce reductions, improved to 74.1% in 2001 from 74.6% in 2000, a half-point betterment.

Revenues
Revenues for the year ended December 31, 2001 totaled $5,652 million compared to $5,446 million in 2000. The increase of $206 million, or 4%, was mainly attributable to the inclusion of $129 million of WC revenues and to gains in metals and minerals, intermodal, forest products and grain and fertilizers. This was partially offset by lower automotive revenues. Revenue ton miles and freight revenue per revenue ton mile each increased by 2% as compared to 2000.


Year ended December 31,              2001         2000          2001          2000         2001          2000
--------------------------------------------------------------------------------------------------------------
                                                                                             Freight revenue
                                         Revenues               Revenue ton miles         per revenue ton mile
--------------------------------------------------------------------------------------------------------------
                                                     In millions                                In cents
--------------------------------------------------------------------------------------------------------------
Petroleum and chemicals           $   923      $   894        25,243        24,858         3.66          3.60
Metals and minerals                   458          392        10,777         9,207         4.25          4.26
Forest products                     1,088        1,008        29,639        28,741         3.67          3.51
Coal                                  338          328        15,566        15,734         2.17          2.08
Grain and fertilizers               1,161        1,136        42,728        42,396         2.72          2.68
Intermodal                            969          919        26,257        25,456         3.69          3.61
Automotive                            520          559         2,885         3,165        18.02         17.66
Other items *                         195          210             -             -            -             -
--------------------------------------------------------------------------------------------------------------
Total                             $ 5,652      $ 5,446       153,095       149,557         3.56          3.50
--------------------------------------------------------------------------------------------------------------
* Principally non-freight revenues derived from third parties


                                                                                                            7

Petroleum and chemicals
Revenues for the year ended December 31, 2001 increased by $29 million, or 3%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in 2001 was driven by market share gains and plant expansions in the petroleum products sector, increased salt traffic, mainly in the early part of the year, and the weaker Canadian dollar. Significant weakness in sulfur demand partially offset these increases. The revenue per revenue ton mile increase of 2% for 2001 was mainly attributable to the effect of the weaker Canadian dollar.

                                             Percentage of revenues
                                         ---------------------------

Petroleum and plastics                                          53%
Chemicals                                                       47%
--------------------------------------------------------------------

                              1997      1998      1999      2000      2001
                        --------------------------------------------------

Carloads*                      322       485       494       512       519
(In thousands)
--------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Metals and minerals
Revenues for the year ended December 31, 2001 increased by $66 million, or 17%, over 2000 of which $22 million resulted from the inclusion of WC revenues. Excluding WC, growth in 2001 was driven by strong Canadian aluminum exports to the United States in line with weaker U.S. production, increased levels of equipment traffic, market share gains in steel, ores and concentrates, and increased stone and rock shipments to the United States. Significant weakness in the steel markets partially offset overall growth. Revenue per revenue ton mile was essentially flat year over year.

                                             Percentage of revenues
                                  ----------------------------------

Metals                                                          71%
Minerals                                                        29%
--------------------------------------------------------------------

                              1997      1998      1999      2000      2001
                      ----------------------------------------------------

Carloads*                      194       273       266       256       287
(In thousands)
--------------------- ----------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Forest products
Revenues for the year ended December 31, 2001 increased by $80 million, or 8%, over 2000 of which $55 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the panels segment and the effect of the weaker Canadian dollar. These gains were partially offset by weakness in the pulp and paper markets due, in part, to a significant reduction in U.S. paper consumption. The increase in revenue per revenue ton mile of 5% was mainly due to the effect of the weaker Canadian dollar and the inclusion of shorter haul WC traffic.

                                             Percentage of revenues
                                    -------------------------------

Lumber                                                          32%
Fibers                                                          28%
Paper                                                           28%
Panels                                                          12%
-------------------------------------------------------------------

                              1997      1998      1999      2000      2001
                        --------------------------------------------------

Carloads*                      345       479       481       486       501
(In thousands)
----------------------- --------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Coal
Revenues for the year ended December 31, 2001 increased by $10 million, or 3%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, strong demand for thermal coal in 2001 was partially offset by reduced shipments of metallurgical coal due to the closure of some Canadian mines in 2000. The revenue per revenue ton mile increase of 4% was mainly due to an increase in rates tied to commodity prices and the effect of the weaker Canadian dollar.

                                             Percentage of revenues
                                  ----------------------------------
Coal                                                            86%
Petroleum coke                                                  14%
--------------------------- ----------------------------------------

                              1997      1998      1999      2000      2001
                         -------------------------------------------------

Carloads*                      287       534       558       528       517
(In thousands)
--------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Grain and fertilizers
Revenues for the year ended December 31, 2001 increased by $25 million, or 2%, over 2000 of which $15 million resulted from the inclusion of WC revenues. Excluding WC, growth was mainly driven by higher wheat shipments to the United States, increased market share of U.S. corn and soybean traffic and higher exports of canola through Vancouver. The 1% increase in revenue per revenue ton mile was mainly due to a shift to shorter haul traffic and the effect of the weaker Canadian dollar, partially offset by the introduction of the Canadian grain revenue cap in August 2000.

                                             Percentage of revenues
                                       -----------------------------
Food grain                                                      31%
Oil seeds                                                       24%
Feed grain                                                      23%
Potash                                                          12%
Fertilizers                                                     10%
----------------------------------------------------------------

                              1997      1998      1999      2000      2001
                      ----------------------------------------------------

Carloads*                      384       537       542       567       590
(In thousands)
--------------------- ----------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31


Intermodal
Revenues for the year ended December 31, 2001 increased by $50 million, or 5%, over 2000 of which $7 million resulted from the inclusion of WC revenues. Excluding WC, growth was driven by market share gains in the international segment and from new service offerings in the domestic segment. Weaker economic conditions in the second half of 2001 led to slower growth. Revenue per revenue ton mile increased by 2% due to rate increases and the effect of the weaker Canadian dollar, partially offset by a shift to longer haul traffic.

                                             Percentage of revenues
                           ----------------------------------------
Domestic                                                        58%
International                                                   42%
-------------------------------------------------------------------

                              1997      1998      1999      2000      2001
                       ---------------------------------------------------

Carloads*                      736       918       994     1,121     1,103
(In thousands)
--------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Automotive
Revenues for the year ended December 31, 2001 decreased by $39 million, or 7%, from 2000. The revenue decline resulted from weakness in North American vehicle production in 2001 and from one-time gains obtained in 2000 due, in part, to competitors' service problems. The decline was partially offset by the effect of the weaker Canadian dollar. The increase in revenue per revenue ton mile of 2% was mainly due to the weaker Canadian dollar partially offset by an increase in the average length of haul.

                                                    Percentage of revenues
                                      ------------------------------------
Finished vehicles                                                      81%
Auto parts                                                             19%
--------------------------------------------------------------------------

                              1997      1998      1999      2000      2001
                        --------------------------------------------------

Carloads*                      279       257       310       326       304
(In thousands)
--------------------------------------------------------------------------
*1997 excludes IC and 2001 includes WC from October 9 through December 31

Operating expenses
Operating expenses amounted to $4,286 million in 2001 compared to $4,061 million in 2000. The increase in 2001 was mainly due to the inclusion of $95 million of WC expenses, higher labor and fringe benefit expenses that included a charge for workforce reductions of $98 million, increased depreciation and amortization expense, higher fuel costs, and increased expenses for equipment rents and casualty and other. Partially offsetting these increases were lower expenses for purchased services and material. Operating expenses, excluding the workforce reduction charge, amounted to $4,188 million, an increase of $127 million, or 3%, from 2000.(1)


Dollars in millions    Year ended December 31,            2001                   2000
---------------------------------------------------------------------------------------------
                                                                % of                    % of
                                                 Amount        revenue      Amount     revenue
---------------------------------------------------------------------------------------------
Labor and fringe benefits                        $ 1,810        32.0%     $ 1,674       30.7%
Purchased services and material                      811        14.4%         858       15.8%
Depreciation and amortization                        463         8.2%         412        7.6%
Fuel                                                 485         8.6%         450        8.3%
Equipment rents                                      314         5.5%         291        5.3%
Casualty and other                                   403         7.1%         376        6.9%
---------------------------------------------------------------------------------------------
Total                                            $ 4,286                  $ 4,061
---------------------------------------------------------------------------------------------

Labor and fringe benefits: Labor and fringe benefit expenses in 2001 increased by $136 million, or 8%, as compared to 2000. The increase was mainly attributable to the workforce reduction charge, the inclusion of WC labor expense of $46 million, wage increases and the impact of the weaker Canadian dollar on U.S. denominated expenses. This was partially offset by lower pension and other benefit related expenses.

The Company recorded a workforce reduction charge of $98 million in the second quarter of 2001 for the reduction of 690 positions (388 occurred in 2001 and the remainder was completed by the end of 2002). The charge included payments for severance, early retirement incentives and bridging to early retirement, to be made to affected employees.

Purchased services and material: These expenses decreased by $47 million, or 5%, in 2001 as compared to 2000. The decrease was mainly due to one-time consulting and professional fees related to a proposed combination in 2000, lower contracted services and higher recoveries in 2001 from work performed for third parties. This was partially offset by higher equipment repair and maintenance expenses and $15 million resulting from the inclusion of WC expenses.

Depreciation and amortization: Depreciation and amortization expense in 2001 increased by $51 million, or 12%, as compared to 2000. The increase was mainly due to net capital additions and the inclusion of WC depreciation of $10 million.

Fuel: Fuel expense in 2001 increased by $35 million, or 8%, as compared to 2000, primarily due to an increase in the average cost of fuel and the inclusion of $10 million of WC fuel expense.

Equipment rents: These expenses increased by $23 million, or 8%, in 2001 as compared to 2000. The increase was mainly attributable to lower lease and offline car hire income and the inclusion of $6 million of WC equipment rents. This was partially offset by lower private car mileage payments.

Casualty and other: These expenses increased by $27 million, or 7%, in 2001 as compared to 2000. The increase resulted from higher expenses for occupational disease claims and environmental matters, higher provincial capital taxes and the inclusion of $8 million of WC expenses. This was partially offset by lower expenses for damaged equipment and merchandise claims and provincial tax recoveries in 2001.


Other
Interest expense: Interest expense increased by $17 million to $312 million for the year ended December 31, 2001 as compared to 2000. The increase was mainly due to the financing related to the acquisition of WC, the inclusion of $4 million of WC interest expense, and the impact of the weaker Canadian dollar on U.S. denominated interest costs. This was, in part, offset by the refinancing of a portion of matured debt at lower rates.

Other income: In 2001, the Company recorded other income of $65 million compared to $126 million in 2000. Included in 2001 is a charge of $99 million to write down the Company's net investment in 360networks Inc., a gain of $101 million related to the sale of the Company's 50 percent interest in DRT and $11 million of WC other income. The comparative 2000 period included an $84 million gain related to the 360networks Inc. transaction.

Income tax expense: The Company recorded an income tax expense of $392 million for the year ended December 31, 2001 compared to $442 million in 2000. The effective tax rate for the year ended December 31, 2001 decreased to 35.0% from 36.3% in 2000 due mainly to lower tax rates in 2001.

Liquidity and capital resources
The Company's principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through its Accounts receivable securitization program. In addition, from time to time, the Company's liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $1,173 million for the year ended December 31, 2002 compared to $1,232 million for 2001. Cash generated in 2002 was partially consumed by payments for interest, workforce reductions and personal injury and other claims of $390 million, $177 million and $156 million, respectively, compared to $307 million, $169 million and $149 million, respectively in 2001. Pension contributions and payments for income taxes were $92 million and $65 million, respectively, compared to $69 million and $63 million, respectively in 2001. The Company increased the level of accounts receivable sold under its Accounts receivable securitization program by $5 million in 2002 and $133 million in 2001. Payments in 2003 for workforce reductions are expected to be $168 million while pension contributions are expected to be approximately $92 million.

Investing activities: Cash used by investing activities in 2002 amounted to $476 million compared to $1,764 million in 2001. The Company's investing activities in 2002 included aggregate net proceeds of $69 million from the sale of its investments in Tranz Rail Holdings Limited and Australian Transport Network Limited, and $28 million from the sale of IC Terminal Holdings Company. Investing activities in 2001 included $1,278 million related to the acquisition of WC as at October 9, 2001 and net proceeds of $112 million from the sale of DRT. Net capital expenditures for the year ended December 31, 2002 amounted to $571 million, including $27 million related to WC, a decrease of $34 million over 2001. Net capital expenditures included expenditures for roadway renewal, rolling stock, and other capacity and productivity improvements.
     The Company anticipates that capital expenditures for 2003 will remain at approximately the same level as 2002. This will include funds required for ongoing renewal of the basic plant and other acquisitions and investments required to improve the Company's operating efficiency and customer service.
     As at December 31, 2002, the Company had commitments to acquire railroad ties, rail, freight cars and locomotives at an aggregate cost of $183 million.

Dividends: During 2002, the Company paid dividends totaling $179 million to its shareholders at the quarterly rate of $0.215 per share on the common shares and 5.25% per year on the convertible preferred securities.

Free cash flow
The Company generated $513 million of free cash flow for the year ended December 31, 2002, compared to $439 million for the same 2001 period, excluding $1,278 million related to the 2001 acquisition of WC. The Company defines free cash flow as cash provided from operating activities, excluding increases in the level of accounts receivable sold under the securitization program ($5 million in 2002, $133 million in 2001), less capital expenditures, other investing activities and dividends paid.

Financing activities: Cash used by financing activities totaled $546 million for the year ended December 31, 2002 compared to cash generated of $740 million in 2001. In 2002, issuances and repayments of long-term debt related principally to the Company's commercial paper and revolving credit facilities. In 2001, the Company issued debt securities in two series, U.S.$400 million (Cdn$629 million) 6.375% Notes due 2011 and U.S.$200 million (Cdn$314 million) 7.375% Debentures due 2031, related to the acquisition of WC.
     In 2002, $203 million was used to repurchase common shares under the share repurchase program. In 2001, the Company also had a share repurchase program, under which it did not repurchase any common shares.
     During 2002, the Company recorded $114 million in capital lease obligations ($91 million in 2001) related to new equipment and the exercise of purchase options on existing equipment.

The Company has access to various financing arrangements:

Revolving credit facilities
In December 2002, the Company entered into a U.S.$1,000 million three-year revolving credit facility and concurrently terminated its previous revolving credit facilities before their scheduled maturity in March 2003. The credit facility provides for borrowings at various interest rates, plus applicable margins, and contains customary financial covenants. Throughout the year, the Company was in compliance with all financial covenants contained in its outstanding revolving credit agreements. The Company's borrowings of U.S.$172 million (Cdn$273 million) outstanding at December 31, 2001 were entirely repaid in the first quarter of 2002. At December 31, 2002, the Company had borrowings under its revolving credit facility of U.S.$90 million (Cdn$142 million) at an average interest rate of 1.77%. Outstanding letters of credit under the previous facilities were transferred into the current facility. As at December 31, 2002, letters of credit under the revolving credit facility amounted to $295 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $600 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but has been classified as long-term debt, reflecting the Company's intent and contractual ability to refinance the short-term borrowing through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2002, the Company had U.S.$136 million (Cdn$214 million) compared to U.S.$213 million (Cdn$339 million) as at December 31, 2001.


of commercial paper
outstanding under this program.

Shelf registration statement
At December 31, 2002, the Company had U.S.$400 million remaining for issuance under its shelf registration statement, which expires in August 2003.

Accounts receivable securitization program
The sale of a portion of the Company's accounts receivable is conducted under a securitization program, which has a $350 million maximum limit and will expire in June 2003. The program is subject to customary credit rating and reporting requirements. In the event the program is terminated before its scheduled maturity, the Company expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The Company intends to renew or replace the program upon expiration. At December 31, 2002, pursuant to the agreement, $173 million and U.S.$113 million (Cdn$177 million) had been sold on a limited recourse basis, an increase of $5 million from the level of accounts receivable sold at December 31, 2001.
            The Receivables Purchase Agreement provides for customary indemnification provisions, in respect of the sale by the Company of a receivable which was not eligible, failure to comply with applicable law and related contracts related to receivables, a return of amounts of collections, disputes, set off or defence of obligors, personal injury, failure to perform duties and covenants and certain taxes. The indemnifications survive for a period of two years following the final purchase of any receivable, three years from the final collection date or until statute barred, in the case of taxes. The Company's maximum exposure is limited to the amount of receivables sold plus a 10% recourse provision. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to the indemnifications of this program.

Contractual obligations and commercial commitments

In the normal course of business, the Company incurs contractual obligations and commercial commitments. The following tables set forth material obligations and commitments as of December 31, 2002:

Contractual obligations
(In millions)

                                                                                                                2008 &
Contract Type                        Total          2003         2004        2005         2006         2007   thereafter
------------------------------------------------------------------------------------------------------------------------
Debentures and notes               $   4,167     $   394      $   419      $  158      $   394      $    79     $ 2,723
Capital leases and other (a)           1,424         180          141         444           46           90         523
------------------------------------------------------------------------------------------------------------------------
   Long-term debt                      5,591         574          560         602          440          169       3,246

Operating leases                       1,154         212          188         167          139          120         328
------------------------------------------------------------------------------------------------------------------------
Total obligations                  $   6,745     $   786      $   748      $  769      $   579      $   289    $  3,574
========================================================================================================================

Commercial commitments
(In millions)

                                                                                                                2008 &
Commitment Type                        Total         2003         2004       2005         2006         2007   thereafter
------------------------------------------------------------------------------------------------------------------------
Standby letters of credit          $     403     $   401      $      1     $    -      $     1      $     -    $       -
Other commercial commitments (b)         183         112            71          -            -            -
------------------------------------------------------------------------------------------------------------------------
Total commitments                  $     586     $   513      $     72     $    -      $     1      $     -    $       -
========================================================================================================================

(a) Excludes $498 million of imputed interest on capital leases at rates ranging from approximately 3.0% to 14.6%.

(b)  Includes commitments for railroad ties, rail, freight cars and locomotives.

For 2003 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing, to be sufficient to meet its debt repayments, future obligations and to fund anticipated capital expenditures.

Guarantees

Guarantee of residual values of operating leases The Company has guaranteed a portion of the residual values of certain of its assets, under operating leases with expiry dates between 2004 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. The maximum exposure in respect of these guarantees is $63 million. As at December 31, 2002, the Company has not recorded a liability associated with these guarantees, as the Company does not expect to make any payments pertaining to the guarantees of these leases.

Standby letters of credit
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit, issued by highly rated banks, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2002, the maximum potential liability under these letters of credit was $403 million of which $334 million was for workers' compensation and other employee benefits and $69 million was for equipment under leases and other.
      As at December 31, 2002, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in addition to what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2007.

Indemnifications

CN Pension Plan and CN 1935 Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2002, the Company has not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.


Share repurchase program

On October 22, 2002, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 13 million common shares between October 25, 2002 and October 24, 2003 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2002, $203 million was used to repurchase 3.0 million common shares at an average price of $67.68 per share.

Termination of conversion rights of 5.25% convertible preferred securities ("Securities")

On May 6, 2002, the Company met the conditions required to terminate the Securities holders' right to convert their Securities into common shares of the Company, and set the conversion termination date as July 3, 2002. The conditions were met when the Company's common share price exceeded 120% of the conversion price of U.S.$38.48 per share for a specified period, and all accrued interest on the Securities had been paid. On July 3, 2002, Securities that had not been previously surrendered for conversion were deemed converted, resulting in the issuance of 6.0 million common shares of the Company.

Acquisition of Wisconsin Central Transportation Corporation

On October 9, 2001, the Company completed its acquisition of WC for an acquisition cost of $1,301 million (U.S.$833 million) and began a phased integration of the companies' operations.
     The Company accounted for the merger using the purchase method of accounting as required by the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1581 "Business Combinations." As such, the Company's consolidated financial statements include the assets, liabilities and results of operations of WC as of October 9, 2001, the date of acquisition. The Company had estimated, on a preliminary basis, the fair values of the assets and liabilities acquired based on currently available information. In 2002, the Company finalized the allocation of the purchase price and adjusted the preliminary fair values of the assets and liabilities acquired as follows: Current assets decreased by $10 million, Properties increased by $141 million, Other assets and deferred charges decreased by $98 million, Current liabilities increased by $10 million, Deferred income taxes increased by $16 million and Other liabilities and deferred credits increased by $3 million. The increase in Properties and decrease in Other assets and deferred charges was mainly due to the final valuation of the Company's foreign equity investment. The remaining adjustments resulted from additional information obtained for conditions and circumstances that existed at the time of acquisition.
     The following table outlines the final fair values of WC's assets and liabilities acquired:

In millions
----------------------------------------------
Current assets                           $ 165
Properties                               2,576
Other assets and deferred charges          335
                                       -------
   Total assets acquired                 3,076
                                       -------
Current liabilities                        363
Deferred income taxes                      759
Other liabilities and deferred credits     181
Long-term debt                             472
                                       -------
   Total liabilities assumed             1,775
                                       -------
Net assets acquired                    $ 1,301
                                       =======

Recent accounting pronouncements

In December 2002, the CICA issued Handbook Section 3063 "Impairment of Long-Lived Assets." Section 3063 provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of the impairment. This section is effective for the Company's fiscal year beginning January 1, 2004. The Company does not expect
Section 3063 to have an initial material impact on its financial statements upon adoption.
    Also in December 2002, the CICA issued Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations." Section 3475 provides accounting guidance for long-lived assets to be disposed of other than by sale, long-lived assets to be disposed of by sale and presentation and disclosure for discontinued operations. This section is effective for disposal activities initiated by the Company on or after May 1, 2003. The Company does not expect
Section 3475 to have an initial material impact on its financial statements upon adoption.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental matters, depreciation lives, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require managements' more significant judgments and estimates in the preparation of the Company's consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company's annual consolidated financial statements and notes thereto.

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit, Finance and Risk Committee of the Company's Board of Directors and the Audit, Finance and Risk Committee has reviewed the Company's related disclosures herein.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.
      In Canada, employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
      Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has changed certain of these assumptions, which have not had a material effect on its results of operations. For all other legal claims in Canada, estimates are based on case history, trends and judgment.
      In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers' Liability Act (FELA) and represent a major expense for the railroad industry. The FELA system, which requires either the finding of fault through the U.S. jury system or individual settlements, has contributed to the significant increase in the Company's personal injury expense in recent years. In view of the Company's growing presence in the United States and the increase in the number of occupational disease claims over the past few years, an actuarial study was conducted in 2002, and in the fourth quarter of 2002 the Company changed its methodology for estimating its liability for U.S. personal injury and other claims, including occupational disease claims and claims for property damage, from a case-by-case approach to an actuarial-based approach. Consequently, and as discussed in Note 2 to the Consolidated Financial Statements, the Company recorded a charge of $281 million ($173 million after tax) to increase its provision for these claims.
    Under the actuarial-based approach, the Company accrues the cost for the expected personal injury and property damage claims and existing occupational disease claims, based on actuarial estimates of their ultimate cost. The Company is unable to estimate the total cost for unasserted occupational disease claims. However, a liability for unasserted occupational disease claims is accrued to the extent they are probable and can be reasonably estimated.
   Under the case-by-case approach, the Company was accruing the cost for claims as incidents were reported based on currently available information. In addition, the Company did not record a liability for unasserted claims, as such amounts could not be reasonably estimated under the case-by-case approach.
    For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $25 million and the annual expense by approximately $5 million.
    The Company's expenses for personal injury and other claims, net of recoveries, and including the above-mentioned charge, were $393 million in 2002 ($78 million in 2001 and $60 million in 2000) and payments for such items were $156 million in 2002 ($149 million in 2001 and $111 million in 2000). As at December 31, 2002, the Company had aggregate reserves for personal injury and other claims of $664 million ($430 million at December 31, 2001).

Environmental matters
Regulatory compliance
A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns
The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase environmental assessment conducted on a site-by-site basis. A liability is initially recorded at the completion of the second phase and adjusted, if necessary, upon completion of the third and/or fourth phase depending on the facts, as they become known.
    The initial phase entails an overview of the pertinent site and includes obtaining and reviewing historical data. At the end of the second phase, the presence or absence of contamination is confirmed for those sites identified as a concern in the initial phase. Upon completion of phase three, the extent of the contamination is determined and if necessary, options are developed to monitor, contain or remediate the contamination. In the final phase, the remediation or containment program is put in operation.
   Cost scenarios are established by external consultants based on extent of contamination and expected costs for remedial efforts. The Company uses these scenarios to estimate the costs related to a particular site. At December 31, 2002, most of the Company's properties not acquired through recent acquisitions are approaching phase four and therefore costs related to such sites may change based on information as it becomes available. For properties acquired through recent acquisitions, the Company obtained assessments from both external and internal consultants and a liability has been accrued based on such assessments.

These estimates may change based on information as it becomes available.

Unknown existing environmental concerns
The Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i) the lack of specific technical information available with respect to many sites;

(ii) the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii) the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv) the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the year they become known.

Future occurrences
In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

The Company's expenses relating to environmental matters, net of recoveries, have not been significant in the past three years. Payments for such items were $16 million in 2002 ($14 million in 2001 and $11 million in 2000). As at December 31, 2002, the Company had aggregate accruals for environmental costs of $106 million ($112 million at December 31, 2001). The Company anticipates that the majority of the liability will be paid out over the next five years.

Depreciation lives
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.
    Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual useful lives differing from the Company's estimates.
   A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite useful life of the Company's fixed asset base would impact annual depreciation expense by approximately $12 million.
   Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2001, the Company conducted a comprehensive study for its Canadian properties, which did not have an impact on depreciation expense as the benefit of increased lives was offset by deficiencies in certain accumulated depreciation balances. The study conducted in 2000 for the Company's U.S. properties did not have an impact on depreciation expense.
   In 2002, the Company recorded total depreciation and amortization expense of $506 million ($469 million in 2001 and $421 million in 2000). At December 31, 2002, the Company had Properties of $16,898 million, net of accumulated depreciation of $6,285 million ($16,723 million in 2001, net of accumulated depreciation of $6,070 million).

Pensions and other post-retirement benefits
The Company accounts for pension and other post-retirement benefits as required by CICA Handbook Section

3461 "Employee Future Benefits." Under this accounting standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the employee group covered by the plans. The following description pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan. The Company's other pension plans are not significant.
   For pensions, an actuarial valuation is required at least on a triennial basis. However, for the last 15 years, the Company has conducted an annual actuarial valuation to account for pensions, which uses management assumptions for the discount rate, the expected long-term rate of return on plan assets and the rate of compensation increase. The Canadian plans have a measurement date of December 31 whereas the U.S. plans have a measurement date of September 30. For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations or disability. Changes in these assumptions result in actuarial gains or losses which in accordance with Section 3461, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company's results of operations is dependent on economic conditions, employee demographics, mortality rates and investment performance.
    The Company sets its discount rate assumption annually to reflect the rates available on high-quality, fixed-income debt instruments with a duration of approximately 11 years, which is expected to match the timing and amount of expected benefit payments. High quality debt instruments are corporate bonds with a rating of AA or better. A discount rate of 6.5%, based on bond yields prevailing at December 31, 2002, was considered appropriate by the Company and is supported by reports issued by third party advisors. A one-percentage-point change in the discount rate would not cause a material change in the Company's net periodic benefit cost.
   To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns and the expected composition of the plans' assets. The Company has elected to use a market-related value of assets, whereby realized and unrealized capital gains and losses are recognized over a period of five years, while investment and dividend income are recognized immediately. The Company follows a disciplined investment strategy, which limits investments in international companies and prohibits investments in speculative type assets and as such, the Company does not anticipate the expected average rate of return on plan assets to fluctuate materially when compared to major capital market indices. During the last ten years ended December 31, 2002, the CN Pension Plan earned an annual average rate of return of 9.6%.

The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return     2002    2001   2000   1999   1998
-----------------------------------------------------
Actual             (0.3)% (1.4)%  10.5%  15.0%  12.6%
Market-related      7.4%   10.2%  13.7%  13.8%  10.4%
value
-----------------------------------------------------

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. However, given the recent performance of its plan assets and the equity markets in North America, the Company will, effective for 2003, reduce the expected long-term rate of return on plan assets from 9% to 8% to reflect management's current view of long-term investment returns. The effect of this change in management's assumption will be to increase net periodic benefit cost in 2003 by approximately $50 million.
   Based on the fair value of the assets held as at December 31, 2002, the plan assets are comprised of 1% in cash and short-term investments, 40% in bonds and mortgages, 50% in Canadian and foreign equities and 9% in real estate and oil and gas assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.
   The rate of compensation increase of 4% is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases. For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate was 18% in the current year, and it is assumed that the rate will decrease gradually to 8% in 2012 and remain at that level thereafter. A one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company's net periodic benefit cost for both pensions and other post-retirement benefits.
   The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2001 and indicated a funding excess. Based on the Pension Plan's current position, the Company's contributions are expected to be approximately $75 million in each of 2003, 2004 and 2005. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plan in 2003.
    For pensions, the Company recorded consolidated net periodic benefit income of $20 million and $13 million in 2002 and 2001, respectively, and net periodic benefit cost of $6 million in 2000. Consolidated net periodic benefit cost for other post-retirement benefits was $45 million, $35 million, and $25 million in 2002, 2001, and 2000, respectively. At December 31, 2002, the Company's accrued benefit cost for post-retirement benefits other than pensions was $284 million ($258 million at December 31, 2001). In addition, at December 31, 2002, the Company's consolidated pension benefit obligation and accumulated post-retirement benefit obligation were $11,243 million and $444 million, respectively ($11,156 million and $309 million at December 31, 2001).

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections a valuation allowance is recorded. As at December 31, 2002, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.
   The Company's deferred income tax asset is mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company's deferred income tax liability is mainly composed of temporary differences related to properties, including purchase accounting adjustments. Estimating the ultimate settlement period, given that depreciation rates in effect are based on information as it develops, requires judgment and management's best estimates. The reversal of timing differences is expected at future substantively enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. A one-percentage-point change in the Company's reported effective income tax rate would have the effect of changing the income tax expense by $8 million. For the year ended December 31, 2002, the Company recorded total income tax expense of $268 million ($392 million in 2001 and $442 million in 2000) of which $156 million was for deferred income taxes ($307 million in 2001 and $218 million in 2000). The Company's net deferred income tax liability at December 31, 2002 was $3,703 million ($3,576 million at December 31, 2001).

Business risks

Certain information included in this report may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the factors set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in certain markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins.
   To a greater degree than other rail carriers, the Company's subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.
   In recent years, there has been significant consolidation of rail systems in the United States. The resulting larger rail systems are able to offer seamless services in larger market areas and effectively compete with the Company in certain markets. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company's operations are subject to federal, provincial, state, municipal and local regulations under environmental laws and regulations concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
   While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company's ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.
   In the operation of a railroad, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.
   The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up technique, the Company's share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2002, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As of January 2003, the Company has labor agreements with bargaining groups representing substantially its entire Canadian unionized workforce. These agreements are generally effective until December 31, 2003.

U.S. workforce
The general approach to labor negotiations by U.S. Class 1 railroads is to bargain on a collective national basis. Grand Trunk Western (GTW), Duluth, Winnipeg and Pacific (DWP), ICRR, CCP Holdings, Inc. (CCP) and just recently WC, have bargained on a local basis rather than holding national, industry wide negotiations because it results in agreements that better address both the employees' concerns and preferences, and the railways' actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
    As of January 2003, the Company has in place agreements with bargaining units representing the entire unionized workforce at ICRR, GTW, DWP, and CCP, and 65% of the unionized workforce at WC. These agreements have various moratorium provisions, ranging from the end of 2001 to the end of 2005, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation and several will open for negotiation in 2003.

Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or until settlements are ratified, the terms and conditions of previous agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that their resolution will not have a material adverse effect on the Company's financial position or results of operations.

Regulation
The Company's rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (Canada) (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act (Canada) and certain other statutes. The Company's U.S. rail operations are subject to regulation by the Surface Transportation Board (STB) (the successor to the Interstate Commerce Commission) and the Federal Railroad Administration. In addition, the Company is subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.
   The CTA Review Panel, which was appointed by the federal government to carry out a comprehensive review of the Canadian transportation legislation, issued its report to the Minister of Transport at the end of June 2001. The report was released to the public on July 18, 2001 and contains numerous recommendations for legislative changes, which, if adopted, would affect all modes of transportation, including rail. Concurrently the Minister of Transport launched a transportation blueprint consultation process, which could eventually lead to new legislation affecting rail and other transportation industries. No assurance can be given that any decisions by the federal government pursuant to the report's recommendations or in connection with the blueprint consultation process will not materially adversely affect the Company's financial position or results of operations.

Financial instruments
Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, the Company's results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses.
   The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. However, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.
   To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a systematic hedging program which calls for regularly entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. At December 31, 2002, the Company has hedged approximately 47% of the estimated 2003 fuel consumption and 25% of the estimated 2004 fuel consumption. This represents approximately 263 million U.S. gallons at an average price of U.S.$0.5865 per U.S. gallon.
   Realized gains and losses from the Company's fuel hedging activities were a $3 million gain, a $6 million loss and a $49 million gain for the years ended December 31, 2002, 2001 and 2000, respectively.
   As a result of fuel hedging activities, the Company had an unrealized gain of $30 million at December 31, 2002 compared to an unrealized loss of $38 million at December 31, 2001.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company's property, such as leases, licenses and easements; (c) contracts for the sale of assets; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures or fiscal agency agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company's securities; and (h) trust agreements establishing trust funds to secure the payment to certain officers and senior employees of special retirement compensation arrangements or plans. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material, however cannot be determined with certainty.

Other risks
   In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in the demand for them. However, many of the bulk commodities the Company transports move offshore and are impacted more by global economic conditions than North American economic cycles. The Company's results of operations can be expected to reflect this cyclicality because of the significant fixed costs inherent in railroad operations.
        Global as well as North American economic conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.
   Potential terrorist actions can have a direct or indirect impact on the U.S. transportation infrastructure, including railway infrastructure, and interfere with the free flow of trade across the two countries. International conflicts can also have an impact on the Company's markets.
   The Company's revenues in 2001 were affected by widespread recessionary conditions. Although growth rebounded strongly in early 2002, there continues to be ongoing concern about the sustainability of the recovery due to uncertain consumer and business confidence. While economic growth is expected to continue in 2003, the Company remains cautious about business prospects.
   Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be affected.
   In addition to the inherent risks of the business cycle, the Company is occasionally susceptible to severe weather conditions. For example, in the first quarter of 1998, a severe ice storm hit eastern Canada, which disrupted operations and service for the railroad as well as for CN customers. More recently, severe drought conditions in western Canada significantly reduced bulk commodity revenues, principally grain. There continues to be widespread concerns about the impact of crop conditions on grain supplies in the near term.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Selected quarterly financial data
Selected quarterly financial data for the eight most recently completed quarters ending December 31, 2002 is disclosed in Note 23 to the Company's 2002 Consolidated Financial Statements.

Disclosure controls and procedures
The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-14(c) and 15-d-14(c)) as of January 21, 2003 (the "Evaluation Date") within the 90-day period leading to and ending on the filing date of this annual report, have concluded that the Company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them. Subsequent to the Evaluation Date, there were no significant changes in the Company's internal controls or, to their knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures.

                                                                          ITEM 9

          Statement of Principal Executive Officer Regarding Facts and
                Circumstances Relating to Exchange Act Filings


I, E. HUNTER HARRISON, President and Chief Executive Officer of Canadian National Railway Company ("CN"), certify that:

(1)  I have reviewed this report on Form 6-K of CN;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The Executive Vice-President and Chief Financial Officer of CN and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant ("CN") and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to CN, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of CN's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

     (c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) CN's other certifying officer and I have disclosed, based on our most recent evaluation, to CN's auditors and the audit committee of CN's board of directors:

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) CN's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.


------------------------------------------
/s/ E. HUNTER HARRISON
    --------------------------------------
    President and Chief Executive Officer
    Canadian National Railway Company
    February 5, 2003

                                                                         ITEM 10

          Statement of Principal Financial Officer Regarding Facts and
                 Circumstances Relating to Exchange Act Filings

I, CLAUDE MONGEAU, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company ("CN"), certify that:

(1)  I have reviewed this report on Form 6-K of CN;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The President and Chief Executive Officer of CN and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant ("CN") and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to CN, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) evaluated the effectiveness of CN's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

     (c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

(5) CN's other certifying officers and I have disclosed, based on our most recent evaluation, to CN's auditors and the audit committee of CN's board of directors:

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarizes and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

(6) CN's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The following certification is made on a voluntary basis and is not required under the laws of Canada, the United States or any other jurisdiction. The certification is not and shall not be deemed to be a certification made pursuant to the Sarbanes-Oxley Act of 2002 of the United States or any other law or regulation of the United States, Canada or any other jurisdiction. The certification is made as of the date of issuance of this report and neither we nor the undersigned assumes any duty to update the certification.

--------------------------------------------------------
/s/ CLAUDE MONGEAU
    ----------------------------------------------------
    Executive Vice-President and Chief Financial Officer
    Canadian National Railway Company
    February 5,  2003

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Canadian National Railway Company


Date:  February 5, 2003             By:  /s/ Sean Finn
                                        ----------------------------------------
                                        Name:  Sean Finn
                                        Title: Senior Vice-President, Chief
                                               Legal Officer and
                                               Corporate Secretary